SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

STATE ENROLLMENT 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON April 13, 2021

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Annual and Extraordinary Meeting, to be held on April 13, 2021, at 03:00 p.m., in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

I.	At the Annual General Meeting:

1.               To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Opinion, pertaining to the fiscal year ended on December 31, 2020

The financial statements related to the fiscal year ended on December 31, 2020 were approved by the Company’s Board of Directors at a meeting held on March 10, 2021, pursuant to article 26, item "V", of its Bylaws, and obtained a favorable opinion from the Fiscal Council at a meeting held on March 10, 2021. The Company’s Management submits to the appraisal of the Shareholders the Company’s Financial Statements related to the fiscal year ended on December 31, 2020, pursuant to CVM Ruling 481, containing the explanatory notes, pertaining to the fiscal year ended on December 31, 2020, together with the Independent Auditors’ Report and Opinion and the Opinion from the Company’s Fiscal Council.

The announcement set forth in the main section and Paragraph 1 of article 133 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), shall be published in the Official Gazette of the State of Bahia and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Brazilian Corporations Law.

Additionally, pursuant to article 133 of the Brazilian Corporations Law, article 9 of CVM Ruling 481, and article 25, paragraph 1, of CVM Ruling 480, of June 7, 2009, (“CVM Ruling 480”), the Shareholders are provided with the following documents for appraisal:

(i)           Financial Statements and explanatory notes for the fiscal year ended on December 31, 2020;

(ii)         Form of Standard Financial Statements - DFP;

(iii)        Independent Auditors’ Report and Opinion;

(iv)	Fiscal Council’s Report;

(v)         Statement by the Officers that they have reviewed, discussed and agreed to the opinions expressed in the Independent Auditors’ Report;

(vi)        Statement by the Officers that they have reviewed, discussed and agreed to the Financial Statements; and

(vii)      Comments by the Company’s administrators, pursuant to item 10 of the Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's headquarters, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The document mentioned in item (viii) is attached to this Proposal as Exhibit I.

2.               To examine, discuss and vote on the Management’s Report and respective Administrators’ Accounts pertaining to the fiscal year ended on December 31, 2020

As approved by the Company’s Board of Directors at a meeting held on March 10, 2020, pursuant to article 26, item “V” of its Bylaws, the Company’s Management submits to the Shareholders’ appraisal the Management Report on the corporate businesses and the main administrative facts of the fiscal year ended on December 31, 2020 and the respective Administrators’ Accounts pertaining to the fiscal year ended on December 31, 2020, which were provided to the Shareholders pursuant to article 133 of the Brazilian Corporations Law, article 9 of CVM Ruling 481 and Article 25, paragraph 1, of CVM Ruling 480 and filed with the CVM on March 10, 2021, and shall be published at the Official Gazette of the State of Bahia and in newspaper “Correio da Bahia” as provided for in article 124 of the Brazilian Corporations Law.

3.               To examine, discuss and vote on the Management Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2020

The Company’s Management proposes the recording of the calculation of losses in the fiscal year ended on December 31, 2020, at the amount of six billion, six hundred and ninety-one million, seven hundred and twenty thousand, three hundred and twenty reais and seventy-four cents (BRL 6,691,720,320.74), contained in the Income Statement for the Year, pertaining to the fiscal year ended on December 31, 2020.

Additionally, the Company’s Management proposes that the amount of six billion, six hundred and sixty-seven million, two hundred and sixty-two thousand, nine hundred and fifty-one reais and sixty-five cents (BRL 6,667,262,951.65), corresponding to the losses calculated during the year, after considering the effects of the amounts entered directly in item Accrued Profits (Losses), as stated in the Net Equity Statement of the Financial Statements pertaining to the fiscal year ended on December 31, 2020, be partially absorbed by the Capital Reserves and Profit Reserves of the Company, with the balances of said Reserves, of two hundred and thirty-two million, four hundred and sixty thousand, four hundred and forty-four Reais and one centavo (BRL 232,460,444.01) and one billion, nine hundred and five million, two hundred and fifty-five thousand, three hundred and sixty-four Reais and ninety-seven centavos (BRL 1,905,255,364.97), respectively, on December 31, 2020, becoming zero Reais (BRL 0.00) for both, pursuant to article 189, sole paragraph, of the Brazilian Corporations Law.

Therefore, considering that the Company calculated losses in the fiscal year ended on December 31, 2020, no dividends or other results will be distributed to the shareholders, pursuant to article 201 of the Brazilian Corporations Law.

Pursuant to Circular Letter CVM/SEP/No. 1/2021 and the decision of the CVM’s Full Board of September 27, 2011, issued in the context of CVM Proceedings RJ2010/14687, the Company will not submit the information listed in Exhibit 9-1-II of CVM Ruling 481 due to the calculation of losses for the year.

4.               To resolve on the election of members of the Company’s Fiscal Council and respective alternates

The Company’s Management proposes to resolve on the election of up to five (5) effective members and their respective alternates to the Company’s Fiscal Council, for a term of office that shall last until the date of the next Annual General Meeting of the Company concerning the financial year to end on December 31, 2021, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the Shareholders the election of the following ticket, Novonor S.A. – In judicial reorganization (formerly called Odebrecht S.A.) and OSP Investimentos S.A. – In judicial reorganization and by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”):

EFFECTIVE MEMBERS	ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
MARCILIO JOSE RIBEIRO JUNIOR	VIVIANA CARDOSO DE SA E FARIA
AMÓS DA SILVA CANCIO	PEDRO ALBUQUERQUE ZAPPA

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit II, pursuant to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

5.               To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021

The total amount proposed for the 2021 fiscal year, pertaining to the annual and global compensation of the Administrators, is seventy-two million, four hundred and seventy-eight thousand, eight hundred and eighty-three reais and ninety-six cents (BRL 72,478,883.96), including the fixed and variable fees, as well as the applicable benefits, net of social charges for which the employer is responsible, pursuant to the opinion of CVM’s Full Bench in Proceedings No. 19957.007457/2018-10, reflected in the instructions in Circular Letter No. CVM/SEP/No. 01/2021. Moreover, the Management proposes for the 2021 fiscal year the amount of one million, twenty thousand, six hundred and thirty-seven reais and eighty cents (BRL 1,020,637.80) concerning the compensation to the Fiscal Council’s members, in compliance with the provisions of article 162, Paragraph 3, of the Brazilian Corporations Law, thus totaling a global compensation to the Administrators and the Fiscal Council of seventy-three million, four hundred ninety-nine thousand, five hundred and twenty-one reais and seventy-six cents (BRL 73,499,521.76).

Pursuant to article 12 of CVM Ruling No. 481, this Proposal contains thorough information referring to the setting of the compensation for the Administrators and the Fiscal Council, pursuant to its Exhibits III and IV.

II.	At the Extraordinary General Meeting:

6.               To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. - Under judicial reorganization (formerly known as Odebrecht S.A.) and OSP Investimentos S.A. - Under judicial reorganization (“Novonor”) to complement a term of office, until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2021

Given the resignation of Mr. Guilherme Duarte Abud on November 25, 2020, effective on said date, from the position of alternate member of the Company’s Board of Directors, the Company’s Management submits to the Shareholders a resolution regarding the election of Mrs. Laura Maniero Gadelho, to replace Mr. Guilherme Duarte Abud, to complete the remainder of the current term of office, which shall end at the Annual General Meeting that decides on the Company’s financial statements of the fiscal year to end on December 31, 2021.

Exhibit II hereto provides information on the candidate nominated by shareholder Novonor, as well as her professional experience, pursuant to items 12.5 to 12.10 of the Reference Form, in compliance with the provisions of article 10, item I, of CVM Ruling 481.

7.               To resolve upon the amendment and restatement of the Company’s Bylaws, according to the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors

The Company’s Management proposes to the Shareholders resolving on the amendment and restatement of the Company’s Bylaws to:

(i) inclusion of a paragraph to regulate the competence of the Board of Directors to resolve on the acquisition of raw materials;

(ii) creation of a provision on the rules applicable to the conversion of the limit for the acquisition of raw materials provided for in Dollars to the equivalent in Reais; and

(iii) change of the corporate name of B3 S.A. – Brasil, Bolsa Balcão, as well as formal, renumbering and cross-referencing adjustments, when applicable.

The origin and justification of each proposed amendment, as well as the annotated version of the provisions of the Company’s Bylaws, with the proposed amendments, on the terms of article 11, item II, of CVM Ruling 481, are detailed in the comparative table contained in Exhibit V hereto. In addition, a copy of the Bylaws containing the highlighted amendments, in accordance with article 11, item I of CVM Ruling 481, can be found in Exhibit VI hereto.

III.	Impossibility of a Separate Election:

In line with the opinion of the CVM Full Board regarding CVM Administrative Proceedings Nos. RJ2016/4098 and 19957.009411/2017-46, considering that the first matter in the Agenda for the Extraordinary Meeting called herein refers only to the replacement of an alternate Member of the Board of Directors, who was not elected through the separate election system, it will not be possible to adopt a separate election, as set forth in article 141, paragraphs 4 and 5 of the Brazilian Corporations Law.

IV.	Shareholders’ Participation:

Considering the COVID-19 pandemic in Brazil, especially due to the continuity of the restrictions on the circulation and gathering of people, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)       via remote voting bulletin (“Bulletin”), and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the websites of the Company (www.braskem-ri.com.br), of the CVM (www.cvm.gov.br) and of BR (www.br.com.br); and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 11, 2021, the following documents:

(i)               evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting;

(ii)             a power of attorney, duly compliant with the law, in case of representation of the Shareholder, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or

(iii)            in relation to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body, noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

We provide below detailed information on the deadlines and procedures to take part in the Meeting, which can also be found in item 12.2 of the Reference Form:

(b) Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by e-mail atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/investmentservices/assembleiadigital/; or (iii) directly to the Company: (iii.1) by sending a hard copy to the offices located at Rua Lemos Monteiro, 120, 24º andar, in the City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) by sending a digital copy to e-mail braskem-ri@braskem.com, with a request for receipt confirmation, pursuant to the instructions contained in item 12.2 of the Company’s Reference Form and in the Bulletin itself.

(b)       Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by April 11, 2021, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Meeting Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 21-V, paragraph 1, of CVM 481.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 03:00 p.m. of April 12, 2021), it shall get in touch with the Company through phone numbers +55 (11) 3576-9531 – in any event, before 12:00 p.m. of April 13, 2021, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

The Company’s decision to hold an exclusively digital Meeting, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken in the context of COVID-19, where the movement of people is still limited by the authorities.

Thus, the holding of an exclusively digital Meeting decreases the need for air travel and the risks to everyone’s health, making it easier for the Shareholders and the other persons involved in its holding to take part in it.

The Company reiterates its commitment to the adoption of measures to fight the COVID-19 pandemic and to the safety of its Shareholders and associates and of the communities of the regions where it operates.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

EXHIBIT	PAGE
EXHIBIT I - Comments by the Company’s managers, pursuant to item 10 of the Reference Form.	10
EXHIBIT II – Candidates nominated by Novonor and Petrobras to occupy positions of effective and alternate members of the Company’s Fiscal Council, as well as the candidate nominated by Novonor to occupy the position of alternate member of the Company’s Board of Directors, according to information provided in items 12.5 to 12.10 of the Reference Form of the Company, on the terms of article 10, item I, of CVM Ruling No. 481.	78
EXHIBIT III – Proposal for compensation of the administrators, on the terms of article 12, item I, of CVM Ruling No. 481.	92
EXHIBIT IV – Proposal for compensation of the administrators, as informed in item 13 of the Reference Form, on the terms of article 12, item II, of CVM Ruling No. 481.	94
EXHIBIT V - Report of amendments to the Company’s Bylaws, detailing the origin and justification of the proposed amendments, their legal and economic effects, pursuant to article 11, item II, of CVM Ruling 481, in the form of a spreadsheet.	120
EXHIBIT VI - Copy of the Company’s Bylaws with emphasis on the proposed amendments, pursuant to article 11, item I, of CVM Ruling 481.	123

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 STATE ENROLLMENT 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

Comments by the Company’s Managers, pursuant to item 10 of the Reference Form.

10.       Officers comments

10.1       General financial and equity conditions

(a)       Officers’ comments on the general financial and equity conditions

The Officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, maximizing the value for its shareholders.

In the fiscal year ended on December 31, 2020, the Company registered a Recurring Operational Result of USD 2,082 million (BRL 10,975 million), in comparison with USD 1,514 million (BRL 5,936 million) in the fiscal year ended on December 31, 2019, and USD 3,049 million (BRL 11,080 million) in the fiscal year ended on December 31, 2018.

For further information, see item 10.2 (b) of this Management Proposal.

The free cash generation of the Company1 in the fiscal year ended on December 31, 2020 was BRL 1,276 million in comparison with BRL 3,108 million in the fiscal year ended on December 31, 2019, a drop of 59.0%. In 2019, the Company’s free cash flow¹ dropped by 56.0% in relation tot he fiscal year ended on December 31, 2018 (BRL 7,068 million). For further information, see item 10.2 (b) of this Management Proposal.

1       Free Cash Flow (=) Net Cash Flow (Invested) by Operating Activities (-) Leniency Agreement (+) effects of re-classifications between the Financial Application lines (includes LFT's and LF's) and Cash and Cash Equivalents (-) Court Deposits - Other Financial Assets (+) Use of Cash in Investment Activities (+) Commercial Leasing (+) Revenue to be Performed.

On December 31, 2020, the Company’s net indebtedness2 (USD 5,245 million/BRL 27,255million) in Dollars was reduced by 2.3% in comparison to the indebtedness on December 31, 2019 (USD 5,369 million/BRL 21,641 million), which, in turn, was 4.7% higher than the net indebtedness in Dollars on December 31, 2018 (USD 5,129 million/BRL 19,873 million).

The Company’s financial leveraging3 measured by the net debt/Recurring Operating Income ratio, over the last three fiscal years, when measured in Dollars, was 2.94x at the end of 2020, 4.71x at the end of 2019 and 2.18x at the end of 2018. The leveraging at the end of 2020 represents a drop of 37.5% in relation to December 31, 2019, which had an increase of 116% in relation to December 31, 2018. For further information, see item 10.1 (h) of this Management Proposal.

Regarding the equity conditions of the Company, on December 31, 2020, the consolidated shareholders’ equity attributable to the Company’s shareholders[3] was of negative BRL 2,202 million, compared to BRL 4,885 million on December 31, 2019, and BRL 6,788 million on December 31, 2018. For further information, see item 10.1 (h) of this Management Proposal.

In the fiscal year ended on December 31, 2020, the Company had losses of 304% of the net equity, which was negative BRL 2.202 million, in comparison with a negative return of 57% and positive return of 42%, referring to the fiscal years ended on 2019 and 2018, respectively.

The Company's liquidity indicators of the last three fiscal years are presented in the table below:

Fiscal year ended on December 31
	2020	2019	2018
Current Liquidity (x)(1)	1.59	1.23	1.54
General Liquidity (x)(2)	0.97	1.09	1.16
Leverage(x)(3)	2.94	4.71	2.18

Current Liquidity = Current Assets / Current Liabilities. It does not take Braskem Idesa into account.

(2) General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities) It does not take Braskem Idesa into account.

(3) Leverage = (Gross Debt + Derivatives + Leniency Agreement) – Cash – R$ 1.3 billion (blocked cash intended for the Alagoas Financial Compensation and Support to Relocation)/Recurrent Operating Result (the Company changed its Recurrent Operating Income calculation methodology as of the 4Q19 to exclude non-recurrent effects, with PIS and COFINS credit being the main ones (exclusion from the ICMS tax base). It does not take Braskem Idesa into account.

2        It does not take into account any net indebtedness of controlled company Braskem Idesa S.A.P.I. In 2020, 50% of the hybrid bond has equity treatment

3       It does not take into account: (i) the net indebtedness and the Recurrent Operating Income of controlled company Braskem Idesa S.A.P.I.; and (ii) the amount of BRL 1.7 billion allocated to the Alagoas Financial Compensation and Support to Relocation Program. The Company changed its Recurrent Operating Income calculation methodology of the fourth quarter of 2019 to exclude non-recurrent effects of the Recurrent Operating Income, with PIS and COFINS credit being the main ones (exclusion from the ICMS tax base).

It does not take into account the interest of non-controlling shareholders in controlled companies.

(b)       Officers’ comments on the capital structure

The officers indicate, in the table below, the Company’s capital structure evolution in relation to the last three fiscal years:

Capital Structure	12/31/2020		12/31/2019		12/31/2018
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Net equity	(3,867)	-4%	3,945	6%	5,911	10%
Third-Party Capital	89,950	104%	63,951	94%	53,283	90%

The third-party capital is mainly formed as follows:

Third-Party Capital	12/31/2020		12/31/2019		12/31/2018
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Financing	41,732	46	29,292	46	25,193	47
Stock Market	34,533	38	24,490	38	21,999	41
National Government Officials	551	1	407	1	330	1
Foreign Public Officials	5,182	6	3,030	5	1,957	4
Structured Operations	1,063	1	958	2	499	1
Working Capital	403	0	406	1	407	1
Transactions with derivatives	1,151	1	219	0	232	0
Braskem Idesa Financing	12,059	13	9,982	16	10,505	20
Leniency Agreement	1,474	2	1,742	3	1,443	3
Vendors	9,954	11	9,121	14	8,615	16
Loan from non-controlling shareholder at Braskem Idesa	3,222	4	2,396	4	2,184	4
Provision for expenses with Alagoas	9.176	10
Others	11,182	12	11,200	17	5,112	10
Total	89.950	100	63,951	100	53,283	100

The Company seeks to diversify its sources of funds by using the stock market, government officials, through working capital and other structured operations. The Company’s financial strategy remains focused on raising funds on the stock market, keeping back credit lines available for working capital operations.

(c)       Officers’ comments on the ability to pay financial commitments undertaken

The Company’s officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to enjoy commercial opportunities as they appear, although the Company’s officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (raising funds from third parties)5 in the fiscal year ended on December 31, 2020, in the total amount of BRL 13,049 million, compared to BRL 20,586 million raised in the fiscal year ended on December 31, 2019, and BRL 4,302 million raised in the fiscal year ended on December 31, 2018. The strategy of undertaking commitments has the purpose of stretching the debt profile. Considering the funds from third parties taken by the controlled company Braskem Idesa, the total amount of funds raised is of BRL 13,049 million in the fiscal year ended on December 31, 2020, BRL 24,084 million in the fiscal year ended on December 31, 2019, and BRL 4,302 million in the fiscal year ended on December 31, 2018.

In all three fiscal years, the Company tried to keep its level of liquidity elevated, reflecting its payment ability via operational cash flow generation and the maintenance of international revolving credit line, thus ensuring the coverage of its financial obligations in 84 months on December 31, 2020.

The Company’s ability to pay, however, may be affected by several risk factors.

In short, it is possible to say that the Company’s main cash needs comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; (iv) payment of taxes; and (v) payment of dividends pertaining to the shares. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities, with short and long-term loans and issuing bonds in the national and international stock markets.

On December 31, 2020, the Company had the following ratings given by Standard & Poor's and Fitch Ratings and Moody’s. Additionally, the Company had a credit risk that exceeded the sovereign risk by the three major risk credit rating agencies (S&P, Fitch and Moody’s).

Agency/Year	2020	2019	2018
Fitch Ratings	BB+ Stable	BBB- Negative	BBB- Stable
Standard & Poor’s	BB+ Stable	BBB- Negative	BBB- Stable
Moody’s	Ba1 Negative	Ba1 Stable	Ba1 Stable

[5]	It does not take into account third-party fund raising made by controlled company Braskem Idesa S.A.P.I.

(d)       Sources of funds for working capital and capital expenditures used

The Company used as sources of funds for financing of working capital and capital expenditures, in addition to the commitments (raising funds from third parties) mentioned in the previous item, the generation itself of operational cash, which was BRL 1,276 million in the fiscal year ended on December 31, 2020, in comparison with BRL 3,108 million in the fiscal year ended on December 31, 2019 and $ 7,068 million in the fiscal year ended on December 31, 2018.

▪	Loans and financing for the working capital: in the last three fiscal year, the Company raised funds with export credit operations, in the types ACCs (Advances on Exchange Contracts) and PPEs (Export Pre-Payment), and true sale/assignment of receivable operations.

▪	Financing of current investment and other strategic projects: in the last three fiscal years, direct and indirect funds were used, as well as credits insurances, of Brazilian and foreign governmental bodies, such as: Banco Nacional de Desenvolvimento Econômico e Social, Banco do Nordeste do Brasil, FINEP, Fundo de Desenvolvimento do Nordeste, NEXI (Japanese credit agency), SACE (Italian credit agency) and Euler-Hermes (German credit agency).

(e)       Sources of funds for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) finds from the Company’s operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds.

(f)       Indebtedness levels and the characteristics of such debts

The table below shows the Company’s financial leverage evolution in the last 3 fiscal years, measured by the “Net Debt/Recurrent Operating Result” indicator:

No gain / benefit from PIS / COFINS credits on ICMS
(Millions)	12/31/2020		12/31/2019		12/31/2018
	Reais	Dollar	Reais	Dollar	Reais	Dollar
Net Debt(1)	20.876	5.557	21.641	5.369	19.873	5.129
Recurrent Operating Income UDM (2)	9.414	1.783	4.460	1.140	8.816	2.430
Leverage (x)	2,90	2,94	4,85	4,71	2,26	2,11

With gain / benefit of PIS / COFINS credits on ICMS
(Milhões)	31/12/2020		31/12/2019		31/12/2018
	Reais	Dólar	Reais	Dólar	Reais	Dólar
Net Debt (1)	20.876	5.557	21.641	5.369	19.873	5.129
Recurrent Operating Income UDM (2)	9.725	1.841	6.364	1.634	9.052	2.486
Leverage (x) (3)	2,81	2,85	3,40	3,29	2,20	2,06

(1) Net Indebtedness = Short-Term Loans + Long-Term Loans + Derivatives + Leniency Agreement – Cash and Cash Equivalents. It does not take into account: (i) the net indebtedness of Braskem Idesa S.A.P.I.; and (ii) the amount of BRL 1.7 billion allocated to the Alagoas Financial Compensation and Support to Relocation Program.

(2) The Company changed its Recurring Operating Income calculation methodology as of the 4Q19 to exclude non-recurrent effects, with PIS and COFINS credit being the main ones (exclusion from the ICMS tax base)

(3) For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The Company’s indebtedness profile can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.4 billion , because it is a project finance, and therefore must be exclusively repaid with the project’s cash generation:

	12/31/2020	12/31/2019	12/31/2018
	(Millions of BRL)
Short-Term Debts	1,373	822	765
Long-Term Debts	40,595	28,470	27,427
Debts in Reais	3%	6%	5%
Debts subject to dollar exchange variation	97%	94%	95%
Debts subject to other currencies exchange variation	0%	0%	0%
Unsecured Debts	100%	99%	98%
Asset-Backed Debts	0%	0%	2%
Debts covered by other types of guarantees	0%	1%	0%

Braskem’s debt amortization schedule can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debts, as explained above:

	2021	2022	2023	2024	2025	2026-2027	2028 onwards	TOTAL
	(Millions of BRL)
Brazilian Currency(1)	168	150	348	751	74	98	147	1,736
Foreign Currency (1)	1,313	2,237	1,622	5,023	1,126	1,092	28,654	41,068
Total	1,481	2,387	1,970	5,774	1,201	1,191	28,801	42,805

(1) It does not take transaction costs into account

(i)       Material loan and financing agreements

The Company’s Officers describe below: (i) the main conditions, guarantees and restrictive clauses connected to the loan and financing agreements they classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) possible restrictions imposed upon the issuer.

BRASKEM

Fixed-Rate Bonds

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Jul/11	USD	750	Jul/41	Pre	7.13%	Biannually	Final	516	2,680
May/12	USD	500	May/22	Pre	5.38%	Biannually	Final	289	1,500
Jul/12	USD	250	Jul/41	Pre	7.13%	Biannually	Final	258	1,340
Feb/14	USD	750	Feb/24	Pre	6.45%	Biannually	Final	513	2,667
May/14	USD	250	Feb/24	Pre	6.45%	Biannually	Final	257	1,334
Oct/17	USD	500	Jan/23	Pre	3.50%	Biannually	Final	199	1,034
Oct/17	USD	1,250	Jan/28	Pre	4.50%	Biannually	Final	1,277	6,634
Nov/19	USD	1,500	Jan/30	Pre	4.50%	Biannually	Final	1,528	7,941
Nov/19	USD	750	Jan/50	Pre	5.88%	Biannually	Final	768	3,993
Jul/20	USD	600	Jan/81	Pre	8.50%	Biannually	Final	624	3,242

Perpetual Bonds

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Oct/10	USD	700	None	Pre	7.375%	Quarterly(1)	Final	500	2,598

(1) On September 26, 2018, the Company made the partial redemption of USD 200 million, as part of its strategy to reduce the indebtedness cost.

Export pre-payment

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest		Repayment of Principal		Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Sep/17 (1)	USD	135.0	Mar/27	LIBOR	1.61%	Biannually	Biannually (2)	98	510
Oct/19	USD	100.0	Oct/24	LIBOR	1.75%	Biannually	Final	100	121
Aug/20	USD	225.0	Feb/31	LIBOR	1.70%	Biannually	Final	226	1,177
(1) Financing with credit insurance of Nippon Export and Investment Insurance (NEXI), Japan’s export credit agency.
(2) The principal will begin to be repaid in Sep/18.

Financing for investments

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest		Repayment of Principal		Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Jul/18 (1)	USD	225 (2)	Dec/28	LIBOR	0.65%	Biannually	Biannually (3)	192	997

(1) Financing with credit insurance from Euler Hermes, Germany’s export credit agency, hired for financing of the new PP plant in the United States.

(2) Amount disbursed of US$ 203.7 million until December 31, 2020.

(3) The principal began to be repaid in Dec/20.

Other credit facilities in foreign currency

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Nov/18 (1)	USD	295.0	Nov/28	LIBOR	0.90%	Biannually	Biannually (2)	236	1,228
Apr/19 (3)	USD	80.4	Apr/26	LIBOR	1.00%	Biannually	Biannually (4)	58	300
Dec/19 (5)	USD	150.0	Dec/29	LIBOR	0.90%	Biannually	Biannually (6)	135	703
Jan/20 (7)	USD	100.0	Jan/25	LIBOR	1.65%	Biannually	Biannually	101	524

(1) Financing with credit insurance from SACE, Italy’s export credit agency.

(2) The principal began to be repaid in May/19.

(3) Financing contracted by Braskem S.A. with a term of 7 years. In order to materialize this financing, some assets from the Company’s plants have been transferred to the financial institution. According to CPC 48/IFRS 15, this transfer is not characterized as a sale.

(4) The principal began to be repaid in Sep/19.

(5) Financing with credit insurance from SACE, Italy’s export credit agency.

(6) The principal began to be repaid in May/20.

(7) Financing taken out by controlled company Braskem Netherlands B.V.

Promissory Notes

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Nov/19	BRL	500.0	Nov/24	CDI	100% CDI + 0.85%	Final	Final	105	545

Credit notes for export

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Apr/18	BRL	400.0	Mar/24	CDI	100% CDI + 0.70%	Final	Final (1)	78	403

(1)The company has a swap transaction to compensate for the CDI fluctuation.

Credit facilities with BNDES

Date of Issue/Date of the Agreement	Operation Currency	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
			Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Dec/09	BRL	Jan/21	Pre	4.00%	Monthly	Monthly	0	2
Jan/19	BRL	Jan/31	IPCA	6.04%	Monthly (1)	Monthly (1)	94	491

(1) After the cooling-off period (until Jan/21).

Debentures

Date of Issue/Date of the Agreement	Series	Maturity Date	Interest		Outstanding Balance Principal Amount and Interest on 12/31/2020
			Index	Spread (% p.a.)	Amount (USD Million)	Amount (BRL million)
Mar/13	Single (1)	Mar/25	IPCA	6.00%	34	177
Sep/13	Single (2)	Sep/25	CDI	126.50%	11	59

(1) Issued by Camaçari Water Distributor

(2) Issued by Cetrel

Braskem Idesa Financing

Date of Issue/Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2020
				Index	Spread (% p.a.)	Payment		Amount (USD Million)	Amount (BRL million)
Jul/13 - Sep/15	USD	3,193	Feb/27-Feb/29	Pre	4.33% - 6.17%	Quarterly	Quarterly	542	2,818
				LIBOR	2.73% - 4.65%	Quarterly	Quarterly	930	4,835
Nov/19	USD	900	Nov/29	Pre	7.45%	Biannually	Final	848	4,407

(ii)       Other long-term relations with financial institutions

In addition to the relations derived from loan and financing agreements, whose more relevant items were described in item 10.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

(iii)       Subordination level among the Company’s debts

Fiscal Year (12/31/2020)(1)
Type of obligation	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Loan	Security Interest
Financing	Security Interest	1,538				1,538
Loan	Unsecured guarantees	35,870	269,974	1,163,535		1,469,379
Financing	Unsecured guarantees	625,400	1,313,825	1,837,072	2,179,885	5,956,182
Bonds	Unsecured guarantees	804,606	2,612,144	3,972,569	27,811,228	35,200,547
Financing	Another type of guarantee or privilege
Bonds	Another type of guarantee or privilege	13,859	15,800	1,460	675	31,794
Total		1,481,273	4,211,743	6,974,636	29,991,788	42,659,440
Another type of guarantees or privileges
Bank guarantee
Note
The information above refers to the Company’s consolidated financial statements, without considering the debt of controlled company Braskem Idesa.

(1) Not including transaction costs.

For credit rating purposes, the Company’s debts are covered by the personal sureties, with the exception of any debts contracted with BNDES, BNB, FINEP and NEXI, which are covered by in rem and financial sureties. From the contractual point of view, there is no subordination between debts, so the payment of each one of them must respect the maturity date set in each contract, regardless of the payment of the other debts.

(Millions of BRL)	12/31/2020	12/31/2019	12/31/2018
Current and Non-Current Liabilities	89,950	63,075.4	53,283
Shareholders’ Equity Attributable to Shareholders	(2,202)	5,240	6,788
Indebtedness Index	-40,8	12.0	7.8

(iv)       Restrictions imposed on the Company, especially with regard to indebtedness ratios and limits on new indebtedness, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control

The debts in which the Company acts as issuer or guarantor does not have restriction in relation to the limits for certain indicators connected with the indebtedness capacity and with the payment of interest. However, some of the financing agreements provide for other obligations that restrict, among other things, the Company and its subsidiaries’ ability to assume guarantees or undergo merger or consolidation processes with other entities, change its controlling interest, and otherwise sell its assets.

The agreed restrictions did not entail the acceleration of any of the financing agreements entered into by the Company or, when applicable, were duly dismissed by the creditors.

(g)       Limits of the contracted funding and percentages already used

On December 31, 2020, all credit limits hired by the Company have been entirely used, except (i) for the stand-by credit line in the amount of USD 1 billion, to become mature in 2023. and (ii) the Euler Hermes transaction, the total amount of which is USD 225 million, and which continued to be disbursed throughout 2020 and totaled an outstanding balance of approximately USD 203.7 million.

It is worth highlighting that for the last one, disbursements are linked to expenditures related to the construction of the new polypropylene plant in the United States and the remaining amount is planned to be disbursed during the first semester of 2021.

(h)       Material changes in each item of the financial statements

INCOME STATEMENT

(h)       Material changes in each item of the financial statements

INCOME STATEMENT

The main variations in the operating results of the last three fiscal years are explained in item 10.2 (b) below.

EQUITY ACCOUNTS

The main variations in the operating results of the last three fiscal years are explained in item 10.2 (b) below.

EQUITY ACCOUNTS

Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2020 and December 31, 2019

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2020 was of BRL 34,191 million, representing 40% of the Total Assets. In the previous fiscal year, the balance was of BRL 23,389 million, representing 34% of the Total Assets of the Company.

The main variations in Current Assets are detailed below (the Explanatory Notes refer to the Financial Statements of December 31, 2020);

▪	impact on “Cash and cash equivalents” related mostly to the operating cash flow of BRL 6.293 million, net fund raising (net fund raising for payments) of BRL 3.410 million, positive exchange variation of the controlled companies’ cash abroad of BRL 1.315 million and decrease by the investment in property, plant and equipment and intangible assets by BRL 2,722 million;

▪	increased “Financial investments” resulting mostly from restricted funds to support the Alagoas residents relocation program, referred to as Financial Compensation and Support to Relocation Program (“PCF”) of BRL 1.323 million. On December 31, 2019 there was a balance of BRL 2.572 million recorded in the court freezing item, and said amount was released in 2020;

▪	increase in “Accounts receivable from clients”, due to the larger volume of sales in December 2020, in comparison with December 2019, at the amount of BRL 2.895 million, and to the effect on the exchange by the increase in value of the Dollar in relation to the Real, of BRL 1.17 (Dec/19 BRL 4.03 vs. Dec/20 BRL 5.20), with an impact of BRL 550 million (Explanatory Note No. 7); and

▪	impact on “Income tax and social contribution” - In March 2020, the U.S. government approved a program of aid and support to the U.S. companies, enacted in response to the economic impacts of COVID-19, called “Coronavirus Aid, Relief, and Economic Security Act” (“CARES” Act). This act permitted controlled company Braskem América to opt for the tax benefit of deducting 100% of the depreciation of the cost of assets in operation in 2020 (“bonus depreciation”), in the five preceding fiscal years. With the bonus depreciation benefit, Braskem América had a tax refund of BRL 982 million.

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2020 was of BRL 51,892 million (60% in relation to the total assets), compared to the BRL 44,740 million (66% in relation to the total assets) in the previous fiscal year.

The main variations in Non-Current Assets are detailed below:

▪	reduction of “Taxes recoverable”, due to the monetization of a supervening event pertaining to the exclusion of the ICMS from the PIS/COFINS tax basis, with other federal taxes being offset, at the amount of BRL 1.786 million in 2020. There is no balance of this supervening event in the Non-Current Assets on December 31, 2020 (Explanatory Note No. 10);

▪	reduction of “Court deposits” at the amount of BRL 1.312 million, resulting from the release of the amount frozen by an injunction to indemnify damages caused to the buildings and residents of the neighborhoods affected by the geological event in Alagoas (Explanatory Note No. 26.1(i));

▪	Impact on “Deferred Income Tax and CSL” resulting mostly from the following transactions: the Company taxes the exchange variation by the cash regime, the increase in value of the Dollar in relation to Real (28.9% during the year) caused an increase of the active deferred taxes of BRL 2.686 million, and the deferred income tax/CSL on the Alagoas provision of the period, of BRL 2.219 million.

▪	Impact on “Property, Plant and Equipment” related mostly to the acquisitions totaling BRL 2.696 million, positive effect of foreign currency conversion on the property, plant and equipment of overseas subsidiaries of BRL 3.940 million, decrease resulting from the annual depreciation of BRL 3.313 million. The PPP line item represents 41% of the Total Assets in 2020 and 47% of the Total Assets in 2019;

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2020 was of BRL 28,387 million, representing 33% of the Total Liabilities, and in the previous fiscal year, it was of BRL 16.217 million, representing 24% of the Total Liabilities.

The main variations in Current Assets are explained by:

▪	in “Suppliers”, the main effect was due to the increase of BRL 576 million for the purchase of naphtha from Petrobras;

▪	increase in “Braskem Idesa Financing” resulting mostly from the transfer of the entire balance of the non-current liabilities of the Project Finance, totaling BRL 6,539 million, due to the failure to fulfill a part of the non-pecuniary obligations set forth in the agreements. (Explanatory Note No. 17);

▪	The “Alagoas Expenses Provision” had a complement of BRL 6.902 million in 2020, resulting from new facts, specialized technical studies and agreements with authorities. There was a decrease of the provision for payment and reclassification for the group of suppliers of BRL 1.182 million. The variation of the current liabilities during the year was of BRL 2,899 million (the complete disclosure is in Explanatory Note No. 26).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2020 was of BRL 61, 563 million, and in the previous fiscal year, it was of BRL 47,969 million.

The main variations in Non-Current Liabilities are explained by:

▪	increase in “Financing” due mostly to the increase in value of the Dollar in relation to the Real, an impact of BRL 8,022 million. In addition, Braskem issued a hybrid bond (*) in August 2020, due on January 2081, and the balance in 2020 is of BRL 3,242 million. (Explanatory Note No. 16);

(*) Pursuant to the specific methodology used by certain rating agencies, the debt is classified as a hybrid capital instrument. Thus, 50% of the fund raising amount do not form part of the indebtedness indexes calculated based on such methodology.

▪	Decrease of “Braskem Idesa Financing”, due to the transfer of the long-term balance of the Project Finance to the current liabilities, of BRL 6.539 million, due to the failure to fulfill a part of the non-pecuniary obligations set forth in the agreements (Explanatory Note No. 17);

▪	Increase of the “Alagoas Expense Provision” was commented on in the variation of the current liabilities. The increase of the non-current liabilities in the fiscal year was BRL 2.893 million (the complete disclosure is in Explanatory Note No. 26).

Shareholder’s Equity

On December 31, 2020, the negative Net Equity was BRL 3,867 million compared to BRL 3,945 million (positive) at the same period of the previous year, impacted mainly by the loss in the fiscal year ended on December 31, 2020, of BRL 7,015 million.

Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2019 and December 31, 2018

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2019 was of BRL 23,389 million, representing 34% of the Total Assets. In the previous fiscal year, the balance was of BRL 21,384 million, representing 36% of the Total Assets of the Company.

The main variations in Current Assets are detailed below (the Explanatory Notes refer to the Financial Statements of December 31, 2019);

▪	Impact on “Cash and cash equivalents” related mainly to the operational cash generation of BRL 2,265 million, reduced by the investment in property, plant and equipment and intangible assets of BRL 2,683 million, net raising in financings (net raising of payments) of BRL 2,305 million and payment of dividends BRL 669 million;

▪	reduction in “Accounts receivable from clients”, due to a reduction in the average prices, a drop in export and the disposal of securities to funds and financial institutions in the amount of BRL 2 billion (Explanatory Note No. 7);

▪	reduction in “Inventory” mainly resulting from a reduction of BRL 636 million in imports in progress (Explanatory Note No. 8);

▪	impact on “Recoverable Taxes”, according to records of a supervening event related to the exclusion of ICMS from the PIS/COFINS tax base in the amount of BRL 2,049 million in the fiscal year of 2019. The balance of this supervening event recorded in the current assets is BRL 783 million (Explanatory Note No. 10); and

▪	impact on “Court-Ordered Freezing” in the amount of BRL 2,572 million, resulting from Public Civil Action filed by the State Prosecutors Office and the Public Defender’s Office of the State of Alagoas, which had filed a request for an injunction to freeze approximately BRL 3,700 million as indemnification for the damages caused to the buildings and residents of the neighborhoods affected by the geological event in Alagoas. With the ratification of the Agreement to Support to the Eviction of Risky Areas on January 3, 2020, entered into by Braskem with the State Prosecutors Office, the Federal Prosecutors Office and the Federal Defenders Office, such amount was released (Explanatory Note No. 26.1(i)).

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2019 was of BRL 44,740 million, compared to the BRL 37,810 million in the previous fiscal year.

The main variations in Non-Current Assets are detailed below:

▪	increase on “Recoverable Taxes”, according to records of a supervening event related to the exclusion of ICMS from the PIS/COFINS tax base in the amount of BRL 2,049 million in the fiscal year of 2019. The balance of this supervening event recorded in the non-current assets is BRL 1,568 million (Explanatory Note No. 10);

▪	impact on “Court Deposits” in the amount of BRL 1,174 million, resulting from Public Civil Action filed by the State Prosecutors Office and the Public Defender’s Office of the State of Alagoas, which had filed a request for an injunction to freeze approximately BRL 3,700 million to redress the damage to the residents of the districts of Pinheiro, Mutange and Bebedouro. With the ratification of the Agreement to Support to the Eviction of Risky Areas on January 3, 2020, entered into by Braskem with the State Prosecutors Office, the Federal Prosecutors Office and the Federal Defenders Office, such amount was released (Explanatory Note No. 26.1(i));

▪	impact on “PPPs” mainly related to the acquisitions in the amount of BRL 2,724 million, a positive effect of a conversion of foreign currency on the PPP of overseas subsidiaries, of BRL 1,085 million, reduced from a depreciation of BRL 3,062 million. The PPP line item represents 48% of the Total Assets in 2019 and 54% of the Total Assets in 2018;

▪	creation of line item “Right to use assets”, resulting from the adoption of IFRS 16/CPC 6 (R2) applied from January 1, 2019 onwards, which determines that any lease become recognized as a right to use of the asset and a liability corresponding to the date on which the leased assets becomes available to the Company. This increment in 2019 is BRL 2.373 million (Explanatory Notes Nos. 2.3(a) and 14).

The balance of the Company’s Fixed Assets represented 48% and 54%, respectively, of the Total Assets in the fiscal years ended on December 31, 2019 and 2018.

In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2019 and 2018, 66% and 64% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2019 was of BRL 16,217 million, representing 24% of the Total Liabilities, and in the previous fiscal year, it was of BRL 23,115 million, representing 39% of the Total Liabilities.

The main variations in Current Assets are explained by:

▪	increase in “Suppliers” resulting mainly from the increase of approximately BRL 900 million in purchase of imported naphtha with term of payment of 360 days (Explanatory Note 15);

▪	reduction in “Braskem Idesa Financing”, resulting from the transfer to the non-current liabilities of the long-term installments, due to the obtaining, by Braskem Idesa, of the approvals for the non-compliance with the contractual obligations (Explanatory Note 17);

▪	Establishment of the “Alagoas Expenses Provision”, in the amount of BRL 3,383 million, being BRL 1,450 million in current liabilities, resulting from the geological event in four districts of the city of Maceió, where they are located or in area next to the rock-salt extraction wells, which were operated by Braskem (a detailed explanation is in Explanatory Note No. 26).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2019 was of BRL 47,969 million, and in the previous fiscal year, it was of BRL 30,168 million.

The main variations in Non-Current Liabilities are explained by:

▪	increase in “Financing” resulting mainly from the appreciation of the US Dollar against the Real. Braskem issued new Bonds in November 2019, due on January 2030 and January 2050, the 2019 balances of which amount to BRL 6,091 million and BRL 3,052 million, respectively. This fund raising was used for the early settlement of other Bonds (Explanatory Note No. 16);

▪	increase in “Braskem Idesa Financing”, resulting from the transfer to the non-current liabilities of the long-term installments, due to the obtaining, by Braskem Idesa, of the approvals for the non-compliance with the contractual obligations. Braskem Idesa issued a Bond in December 2019, due in November 2029. The funds from such raising were used for the total settlement and partial previous payment of installments of the debt of the Project Finance (Explanatory Note 17);

▪	Establishment of the “Alagoas Expenses provision”, in the amount of BRL 3,383 million, being BRL 1,933 million in non-current liabilities, resulting from the geological phenomenon in four districts of the city of Maceió, where they are located or in area next to the rock-salt extraction wells, which were operated by Braskem (a detailed explanation is in Explanatory Note No. 26);

▪	creation of the item “Leasing”, resulting from the adoption of IFRS 16/CPC 6 (R2), which determines that the leasing be recognized as a right of use of the asset and a corresponding liability at the date when the leased asset becomes available to the Company. This increment in 2019 is BRL 2,443 million, with BRL 1.836 million being recorded in the non-current liabilities (Explanatory Notes Nos. 2.3(a) and 14).

Shareholder’s Equity

On December 31, 2019, the Net Equity was BRL 3,943 million compared to BRL 5,911 million at the same period of the previous year, impacted mainly by the absorption of the loss with the profit reserve of the fiscal year ended on December 31, 2019 at the amount of BRL 2,768 million.

10.2 General financial and equity conditions

(a)	Results from the Company’s transactions

(i)               description of any significant revenue element

The information in this item is presented in item 10.2 (b) below.

(ii)             factors with a material impact on operating results

Growth of Brazil’s GDP and Domestic Demand for The Company’s Products

The Company’s sales in Brazil represented 55.3% of its net sales revenue in the fiscal year ended on December 31, 2020. Thus, the Company is significantly affected by economic conditions in Brazil. The Company’s results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because its products are used in the manufacture of a wide range of consumer and industrial products.

The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indexes for the periods presented:

	2020	2019	2018
GDP Increase/Decrease(1)	(4.1)%	1.1%	1.1%
Inflation (IGP-M)(2)	23.1%	7.3%	7.5%
Inflation (IPCA)(3)	4.5%	4.3%	3.7%
CDI rate(4)	1.9%	4.6%	6.40%
Appreciation (depreciation) of Real vs. U.S. Dollar	28.9%	4.0%	17.1%
Foreign exchange rate at the end of the period rate-USD 1.00	BRL 5.1967	BRL 4.0307	BRL 3.8748

Sources: Fundação Getulio Vargas, Central Bank and Bloomberg

(1) Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2) Inflation (IGP-M) is the general market price index measured by Fundação Getulio Vargas.

(3) Inflation (IPCA) is a national extended consumer price index measured by IBGE - Brazilian Geography and Statistics Institute [Instituto Brasileiro de Geografia e Estatística].

(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

The Brazilian GDP growth has fluctuated significantly, and the Company anticipates that it will likely continue to do so. The Company’s management believes that economic growth in Brazil should positively affect its future net sales revenue and results of operations. However, continued recession or low growth in Brazil would likely reduce its future net sales revenue and have a negative effect on its results of operations.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

The Company’s results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. Dollar since: (i) a substantial portion of the Company’s net sales revenue is denominated in or linked to U.S. dollars; (ii) the Company’s costs for some of its raw materials, principally naphtha, ethane, propane, propene and certain catalysts required in its production processes, are incurred in U.S. dollars or are linked to U.S. dollars; (iii) the Company have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and (iv) the Company have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of the Company’s sales are of petrochemical products for which there are international market prices expressed in U.S. Dollars. In general, the management seeks to fix prices that take into account: (1) the price of the Company’s petrochemical products in the international markets; and (2) in Brazil, the Real/Dollar exchange rate variations. As a result, although a significant portion of its net sales revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars. On the other hand, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propene and other raw materials linked to the U.S. Dollar.

The depreciation of the real against the U.S. Dollar generally increases the production cost for the Company’s products and the Company generally attempts to increase the Brazilian prices for its products in Reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that the Company’s price increases are not sufficient to cover the increased costs for raw materials, its operating margin decreases. Conversely, the appreciation of the real against the U.S. Dollar generally decreases the production cost for its products and the Company generally decreases the Brazilian prices for its products in Reais, which may result in increased sales volumes of the Company’s products. In periods when the Real/U.S. Dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. Dollar appreciates or depreciates and the time when the Company is able to pass on increased costs, or is required to pass on reduced costs, in Reais to the Company’s customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

Braskem can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in Reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company’s financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

The Company’s consolidated U.S. Dollar-denominated indebtedness, considering the indebtedness of the controlled company Braskem Idesa, represented 97% of its outstanding indebtedness as of December 31, 2020. As a result, when the real depreciates against the U.S. Dollar: (i) the interest costs on the Company’s U.S. dollar-denominated indebtedness increase in Reais, which adversely affects its results of operations in Reais; (ii) the amount of the Company’s U.S. dollar-denominated indebtedness increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) the Company’s financial expenses tend to increase as a result of foreign exchange losses that the Company must record, mitigated by its decision to designate, on May 1, 2013, part of its U.S. dollar-denominated liabilities as a hedge for its future exports.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. Dollar). A significant portion of its costs of sales and services rendered, however, are denominated in or linked to the U.S. Dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in its financial expenses and debt service obligations. In addition, a significant portion of its real-denominated debt bears interest at the TLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on The Company’s Financial Performance

The Company have significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the fiscal year ended on December 31, 2020, 44.7% of the Company’s net sales revenue was derived from sales of its products outside Brazil as compared 45.6% during 2019 and 45.2% during 2018. Net sales revenues derived from sales outside Brazil increased by 9.6% during 2020, which in turn decreased by 9.0% during 2019 against 2018.

Cyclical Events Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for the Company’s products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

The Company expects that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of the Company’s general factors: (i) cyclical trends in general business and economic activity produce swings in demand for petrochemicals; (ii) during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization; (iii) significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and and (iv) as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Effects of the fluctuation of the international prices of the main raw materials

In Brazil, naphtha, ethane and propane are the main raw materials used in the production of the products of the first and second petrochemical generation, which corresponded to 35.1%, 0.8% and 0.9%, respectively, of the consolidated cost of the Company’s products sold in 2020. The Company also purchases from third parties part of the propene used in the PP plants in Brazil, which represented 5.0% of the consolidated cost of the Company’s products sold in 2020. In the United States and Europe, propene is the main raw material consumed in the production of PP in those regions, and represented 15.9% of the consolidated cost of the Company’s products sold in 2020. In Mexico, ethane is the main raw material used in the integrated production of PE, which corresponded to 1.7% of the consolidated cost of the Company’s products sold in 2020.

Naphtha is purchased at prices based on the prices of naphtha in the Amsterdam-Rotterdam-Antwerp market (“ARA”), or ARA reference price, and ethane and propane priced based on the Mont Belvieu market. The Company purchases the propane used in Brazil, and by the USA and Europe Unit at prices based on the reference of the Golf of the US and Europe. The Company purchases light hydrocarbon of refinery (HLR) in Brazil at prices based on the price of the imported natural gas.

The prices of naphtha, ethane, propane and propene have been and can be maintained volatile. An increase in the prices of naphtha, ethane, propane or propene would reduce the gross margin of the Company and affect in a negative manner its total financial result, if it is not possible to transfer this increase in costs to the clients, and could reduce the volume of sales of our products. Conversely, significant decreases in the price of these raw materials and, consequently, the cost of producing its products, generally increase its gross margins and its results of operations and may increase the sales volumes if this lower cost allow the Company to lower its prices. In periods of high volatility in the price of these raw materials, there is usually a lag between the increase or decrease of these prices and the time that the Company is able to pass on increased, or required to pass on reduced, costs to its customers. These pricing discrepancies decrease when the prices are less volatile.

Effects of the fluctuation of the international prices of the products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are established taking as reference the prices in the international markets. Usually the prices of the second generation products exported from Brazil are practiced in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices in the Gulf Coast of the United States.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maintain a high capacity utilization rate at all of its production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented.

	Year Ended on December 31,
	2020	2019	2018

Ethene Brazil	81%	85%	91%
PP USA and Europe	89%	88%	87%
PE Mexico	74%	76%	77%

In 2020, the average use of capacity was impacted by the temporary decrease in the demand and the movement of decrease of stocks in the petrochemical and plastic production chain in the second quarter of the year, caused by the COVID pandemic. This effect was partially compensated by the normalization of industrial operations from the third quarter of 2020 onwards.

In 2019, the average use of capacity was impacted (i) by the low use of cracker in the State of Bahia, by virtue of the stoppage of the chlorine-soda plant in the State of Alagoas; (ii) by the scheduled stop of one of our production lines at the Bahia cracker in 4Q19; (iii) by the low use of the Rio Grande do Sul crackers, due to logistic issues, and (iv) by the drop in the marginal profitability of the resin export.

In 2018, the average use of the capacity was impacted by the truck drivers strike in Brazil in May 2018; due to the incident involving the chlorine-soda plant in Alagoas; due to the power outage that affected the Northeast plants in March and due to the low demand in 4Q19.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company’s products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148, that amended the Decree 8,543, the Reintegra rate increased to 2% effective as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the President issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018 on.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene, by reference to international market prices. Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. The Company establishes the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including the Company’s company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on PE, PP and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The taxes and fees charged on imports from USA and Mexico will be due in 2021. In turn, the taxes and fees charged on imports from China and South Korea were due in 2019, but they are maintained until the end of the review term, [the estimate of which is August 2020].

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. The taxes and fees charged on PP imports from USA will be due in 2021. In turn, the taxes and fees charged on imports from South Africa, India and South Korea were due in 2019, but they are maintained until the end of the review term, [the estimate of which is August 2020].

In 2019, about 31% of the PE, PP and PVC resins consumed in Brazil were imported, which represented an increase of 9% in the volume of imported resins in relation to 2018.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Public Authorities approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first and second generation producers, which serve several economic sectors. The measure aimed at partially reestablishing the competitiveness of the industry, weakened by factors related to infrastructure, productivity, costs of raw material and energy, and foreign exchange, which made pressure on the commercial deficit of the chemical industry, according to ABIQUIM [Brazilian Association of the Chemical Industry], which ended 2019 in USD 31.5 billion. At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw material.

In May 2018 REIQ [Special Regime of the Chemical Industry] was revoked by Provisional Measure 836/18 with effects from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

Effect of Level of Indebtedness and Interest Rates

In December 2020, the consolidated indebtedness of the Company, net of transaction costs, was BRL 54,027 million (USD 10,396 million), including BRL 12,059 million (USD 2,321 million), related to the financing of the project finance in Mexico. This level of indebtedness of the Company results in solid financial expenses, reflected on the financial statements of the Company. These expenses are expenses with interest, with debts’ foreign exchange variation in relation to the US Dollar and other currencies, foreign exchange gains or losses, among other items. In December 2020, we recorded a total of BRL 5,637 million, of which BRL 2,929 million are linked to payment of interests on debts. A loss of BRL 5,299 million related to the foreign exchange variation of financial assets and liabilities was also recorded. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company’s industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company’s Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. The Company is generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. The Company has been granted certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas (SUDENE). These exemptions have been granted for varying lengths of time to each of its manufacturing plants located in these states.

The Company are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) the PE manufactured at one of the PE plants in the Camaçari Complex until 2026; and (ii) the PE manufactured at one of the plants in the Camaçari Complex and caustic soda, chlorine, ethylene dichloride (EDC) and PVC manufactured at the plants in the Camaçari Complex and Alagoas until 2024.

Each of the exemptions entitles the Company to pay 15.25% of income tax plus the CSLL due to a reduction of 75% of the income tax rate (from 25% to 6.25%) owed on the profits arising from products manufactured at these plants.

Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of the Company’s adjusted net profits. This limit also affects the social contribution on net profit, or CSLL.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

▪	Braskem Europe (Germany) - 31.18%

▪	Braskem America and Braskem America Finance (United States) - 21.00%

▪	Braskem Argentina (Argentina) - 30.00%

▪	Braskem Petroquímica Chile (Chile) - 27,00%

▪	Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands)- 25.00%

▪	Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico) - 30.00%

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Contribution to the Funding of Social Security - COFINS, a federal tax on added value; (3) Tax on Industrialized Products - IPI, a federal on added value of industrialized products; and (4) ICMS.

(b)       Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable.

OPERATING INCOME

The Officers present below the analysis of the three last years per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem dropped in 2020. The prices of all basic chemicals dropped in 2020, but at a greater proportion (in USD/ton) than the ARA naphtha price. Due to the COVID pandemic, the demand for basic chemicals was strongly affected, resulting in more challenging spreads. In 2019, the chemicals spread was lower than in 2018, explained by the start of operations of ethane-based crackers and the good operational performance of the propane dehydrogenating plants, both in the United States, and the start of operations of new refineries in Asia, combined with the weakening of the demand, especially from the automotive segment.

The PE spread greatly increased in 2020, especially due to the 30% drop in the naphtha price, influenced by the drop of the oil price in the international market, due to the deceleration of the global economy because of COVID, which led to a drop in the demand for oil; the PE price in the USA, in turn, did not accompany the drop in the price of raw material and remained in line with 2019, especially due to the high demand, with emphasis on the segment of packages and offer restrictions, such as the interruptions caused by hurricanes in the USA. In 2019, the PE spread was lower than in 2018 due to the entry of new integrated shale-gas-based PE crackers in the United States, combined with lower demand in the face of uncertainties regarding the trade war between the United States and China, Brexit, regulatory pressure on unique-use plastics, among others, that damaged the confidence of consumers and the world industry.

The PP spread increased in 2020, due to the fact that the PP price drop was lower than the naphtha in the year. As mentioned above, the naphtha price followed the drop of the oil price in the international market. The PP price in Asia, in turn, dropped at a smaller proportion, especially due to the strong demand in the region. In 2019, the PP spread was lower than in 2018, mostly due to the weakening of demand, mainly from the automobile industry, impacted by the end of tax incentives for the purchase of cars in China and by the new emission standards for greenhouse gases in China and Europe, combined with the entry into operation of new PP capabilities in Asia.

The PVC spread increased in 2020, explained mainly by the lower prices of naphtha and USA EDC. The USA EDC price had its demand affected by COVID, especially in the second quarter of 2020. The Asia PVC price, in turn, did not follow the drop in the price of raw materials and remained practically in line with 2019, especially due to the demand owed to the recovery of industrial activities in China. In 2019, the PVC spread was lower than in 2018 due mainly to the weakening of the PVC demand in Asia, because of the trade war between the United States and China and India’s antidumping policy, due to the higher EDC demand in the market, including Braskem’s.

The demand for resins in the Brazilian market (PE+PP+PVC) was for 5.7 million tons, an 8% increase in relation to 2019. Until the first semester of 2020, the demand for resins in the Brazilian market had a decrease of 3.5% in relation to the same period in 2019, due to the impacts of COVID that resulted in a reduction in demand and the movement of reducing inventories in the petrochemical and plastics production chain in this period. However, demand grew in the comparison of 2020 compared to 2019, mainly due to the rapid recovery in demand for resins in the second half of 2020, driven by the packaging, construction and hygiene & personal care sector. In 2019, demand expanded by 2% in relation to 2018, due to the reduction in the basic interest rate of the Brazilian economy and the increase in confidence by businessmen and consumers, which mainly leveraged the agribusiness, food and food sectors. beginning of the recovery of civil construction.

The utilization rate of petrochemical plants in Brazil was 81% in 2020, 4 p.p. lower than 2019. During the first half of 2020, the Company reduced the production of petrochemical plants due to the impacts of COVID in the period. In the third quarter of the year, the Company normalized the production of petrochemical plants, due to the recovery in demand, however, due to operational adjustments at the São Paulo petrochemical plant, the utilization rate of petrochemical plants in Brazil was impacted in the fourth quarter. 2020, resulting in a lower average utilization rate when compared to 2019. In 2019, the utilization rate had been 85%, 6 pp less than 2018, mainly due to: (i) the load reduction at the Bahia plant as a result of the shutdown of the chlor-soda and dichlorethane (EDC) factories in Alagoas; (ii) the scheduled shutdown on one of the production lines at the Bahia petrochemical plant in 4Q19; (iii) logistical problems with the receipt of raw materials by the Rio Grande do Sul plant; and (iv) the reduction in the load of the plants, due to the decrease in the marginal profitability of the export of resins.

The resin sales in the Brazilian market increased in relation to 2019, totaling 3.7 million tons, due to (i) the increased demand for resins; (ii) the Brazilian segments’ strategy to prioritize serving the Brazilian market; and (iii) the movement to restore the chain stocks as a consequence of the economic improvement in the third quarter of 2020. In 2019, the resin sales remained in line with 2018.

Regarding the main chemicals, sales totaled 2.7 million tons, 4% less than 2019, which was a 2% drop in comparison with 2018. In 2020 the resins exports were 1.1 million tons and the main chemicals exports were 0.5 thousand tons, 24% and 24% lower than 2019, respectively, due to the Brazilian segment strategy of prioritizing the Brazilian market and the transfer of the products from exports to the Brazilian market.

In the year, units in Brazil and exports presented a Recurrent Operating Result of USD 1,641 million (BRL 8,658 million), 73% greater than 2019, which in turn had been 50% lower than 2018, totaling USD 948 million (BRL 3,708 million).

UNITED STATES AND EUROPE

The PP spread in the United States ended 2020 with a slight drop (-2%) in comparison with 2019. In April and May, the industrial activity in the region was strongly affected by the social distancing measures, but from July onwards, the industrial activity in the region picked back up, measured by the purchasing managers’ index (PMI), which was above 50, indicating an expansion of the segment. On the offer side, the only addition of material PP capacity in the region was by Braskem (Delta), with little impact on the offer during the period, as it only started production in September. In 2019, the PP spread increased due to: (i) the high rates of use of the DHP plants; and (ii) greater use of natural gas liquids (butane especially) in the crackers, increasing the propene offer.

The PP spread in Europe was higher in 2020. In the year, the PP demand in Europe was impacted by the COVID scenario, especially in the automotive segment. However, the drop in the propene price in Europe was greater than that of PP in the region, influenced by the steep drop in the price of oil (-36%) and naphtha (-30%) in the international market. In 2019, the PP spread was lower due to the economic deceleration in the region, connected to the increased offer of propene with the normalization of the logistic restrictions to river transportation, which affected the region in the previous year.

The demand for PP in the United States was greater than in 2020, due to the upward movement of the stocks in the production chain, in the second semester of the year, which compensated for the negative impacts of COVID in the second quarter. In Europe, the demand for PP decreased in 2020 due to the negative impacts of COVID on the worldwide economy, especially in the automotive segment. In 2019, there was a decrease in the U.S. market due to the weakening of the manufacturing and automotive segments. In relation to the European market, the PP demand increased due to its more frequent use in the segment of consumer goods and services, with emphasis on packages, household utensils, special-purpose lids and films and in medicine, even though the automotive segment suffered a decrease in the region.

In 2020, the use rate was 89%, 0.5 percentage points higher than 2019. In the United States, the use rate had a slight increase, due to the normalization of the industrial unit operation in the region from the second quarter of 2020 onwards, compensating for the temporary decrease in the second quarter of 2020. In Europe, the use rate also had a slight increase, due to the operational problems of 2019. In 2019, the use rate was 88%, 1 percentage point higher than in 2018, mainly due to the better operational performance of plants in the United States, which offset the drop in the use rate in Europe, as a result of the logistic restriction on the receipt of propene in the plants, due to suppliers’ operational problems.

In that regard, in 2020 the PP sales were higher than in 2019, totaling 2.0 million tons. In 2019, the sales were in line with 2018, totaling 1.9 million tons.

In the year, the units in the United States and Europe presented a Recurrent Operating Result of USD 352 million (BRL 1,834 million), 7% lower than 2019, which in turn decreased by 38% in comparison with 2018, totaling USD 379 million (BRL 1,489 million).

MEXICO

The PE spread in North America was greater in 2020 than in 2019. The PE price in the USA, in turn, remained in line with 2019, especially due to the high demand, with emphasis on the segment of packages and offer restrictions, such as the interruptions caused by hurricanes in the USA. The ethane price, in turn, dropped by 12% due to the greater availability in the region. In 2019, the spreads were lower than in 2018, as a result of the deceleration of the pace of increase of demand for PE combined with the start of operation of the new capacities in the region, partially compensated by lower ethane prices.

The PE demand in Mexico was 2.1 million tons in 2020, a 6% decrease in relation to 2019, due to the poor performance of the Mexican economy, which for the 2nd year in a row should have an economic retraction. In 2019, the demand decreased in relation to 2018, totaling 2.2 million tons, due to the poor performance of the Mexican economy, affected by the reduction of the industrial production.

The utilization rate of PE plants was 74%, 2 percentage points less than 2019. In 2020, despite Braskem Idesa starting to import ethane from the USA (Fast Track), the utilization rate of PE plants in Mexico was lower than the previous year, mainly (i) the lower supply of ethane by Pemex and (ii) the unilateral interruption in the transportation of natural gas by the Mexican government agency responsible solely for the pipeline system and transportation of natural gas in the region . In 2019, the rate had been 76%, 1 p.p lower than 2018, due to the lower supply of ethane in the period.

The PE sales in 2020 were 4% greater than in 2019, totaling 845 thousand tons, due to the greater availability of product produced and stocked for sale. PE sales in 2019 were 2% higher than 2018, totaling 813 thousand tons, as a result of the decrease in stock and larger resales of PE produced in Brazil.

In the year, the unit in Mexico presented a Recurrent Operating Result of USD 283 million, 22% less than in 2019, which in turn was 41% lower than 2018, totaling USD 361 million (BRL 1,427 million).

CONSOLIDATED

NET REVENUE

In 2020, the net revenue was USD 11,381 million, 14% lower than in 2019, especially due to (i) the decrease in the prices of Asia PP, US PP, Europe PP and main chemicals in the international market, (ii) to the decreased total volume of resin sales (domestic market and exports) of Brazilian segment and (iii) the lower volume of sales of main chemicals, both in the domestic market and in exports of Brazilian segment. In Reais, the revenue was BRL 58,543 billion, 12% higher than the previous year.

In 2019, net revenue was USD 13,285 million, 16% less than 2018, due to the lower prices of thermoplastic resins and chemicals in the international market, which were impacted by the lower growth in global demand combined with the entry of new integrated shale-gas-polyethylene-based ethane capacities in the United States and new refineries in Asia. In Reais, the revenue was BRL 52,324 billion, 10% lower than the previous year.

COGS

In 2020, the consolidated cost of goods sold (COGS) was USD 9,254 million, an increase of 20% in relation to 2019, mostly due to the drop in the price of raw materials in the international market. The pricing of the main petrochemical raw materials was influenced mainly by the drop in the prices of oil and natural gas, which decreased by 36% and 21% respectively, reflecting the impacts of COVID on the demand for said products. In Reais, COGS totaled BRL 47,331 millions, 4% higher than in 2019 due to the depreciation of Real against Dollar.

In 2019, the consolidated cost of goods sold (COGS) was USD 11,598 million, a 9% reduction compared to 2018 due to the reduction in the price of raw materials. In Reais, COGS totaled BRL 45,680 million, 2% less than in 2018 due to the appreciation of Real against Dollar.

SGAE

In 2020, the Sales, General and Administrative Expenses totaled BRL 4,077 million, 4% lower than 2019, due to the expenses with third-party services related to the geologic event in Alagoas, and with independent monitoring. Excluding expenses related to the geological event in Alagoas, in 2020, Selling, General and Administrative Expenses reached R $ 4,050 million, in line with the previous year, which was R $ 3,997 million.

In 2019, Sales, General and Administrative Expenses totaled BRL 4,262 million, 17% compared to 2018, due to: (i) increased expenses with sales and distribution, given the greater volume of resin sales in Brazil and Mexico, intended for export, chemicals and PP in the United States and Europe; (ii) consultants and law firms to support the external monitoring related to the Global Agreement with the authorities; (iii) audit companies; and (iv) cooperation with the authorities to ensure the safety of people and the environment in relation to the geologic phenomenon in Maceió/AL.

OTHER NET REVENUES (EXPENSES)

In 2020, the line item of other net revenues (expenses) was an expense of BRL 7,188 million, against an expense of BRL 2,448 million in 2019. The Company recorded in 2020 a revenue of 751 million, due mainly to (i) the effect of the BRL 311 million PIS/COFINS credit; and (ii) the recovery of taxes, mostly INSS credits totaling BRL 219 million. In the year, the Company recorded an expense of BRL 7, 939 million. The increased expenses in relation to 2019 is explained mainly by (i) the accounting provision of BRL 6,902 million, referring to expenses related to the geologic event in Alagoas; and (ii) the accounting provision of approximately BRL 612 million (USD 119.1 million) referring to the write-off of the amount receivable by Braskem Idesa as liquidated damages for the supply of ethane at a volume lower than the one set forth in the Ethane Supply Contract signed with PEMEX in Mexico.

In 2019, the line item of other net revenues (expenses) was an expense of BRL 2,448 million, against an expense of BRL 516 million in 2018. The BRL 1,343 million increase of other revenues in relation to the previous year is explained by the revenue recognition referring to the PIS and COFINS debts overpaid in previous periods, after a decision from the Federal Supreme Court (STF) that the ICMS must not be included in the PIS and COFINS tax bases. In turn, the increase in other expenses in the amount of BRL 4,308 million compared to 2018 is due to: (i) the provision related to the Financial Compensation and Relocation Support Program and the actions necessary to shot down certain salt wells; (ii) the provision of the leniency agreement with the Federal Controller General’s Office (CGU) and the Federal Attorney General’s Office (AGU); (iii) provision for definitive shutdown of the chlorine-soda plant located in Camaçari, Bahia; and (iv) a greater provision for environmental damage remediation.]

RECURRENT OPERATING RESULTS

In 2020, the Company’s Recurrent Operating Results were USD 2,082 millions 38% greater than 2019, explained mostly by (i) the better resins spreads in Brazil, PP in Europe and PE in Mexico, and (ii) by the increased resin sales volumes in Brazil, which in the third quarter of 2020 had a historic quarterly record of resins sold in the Brazilian market, in addition to the greater volume of sales in the United States, Europe and Mexico. In Reais, Recurrent Operating Results were BRL 10.975 million, 85% higher than in 2019, given the depreciation of the real against the dollar between the periods.

In 2019, the Company's Recurrent Operating Results were USD 1,514 million, 50% less than 2018, mainly explained by the lower spreads in the international market, as a result of the lower global growth combined with inflows of PE capacities in the United States, PP and new refineries in Asia, partially offset by the higher volume of sales of PP in the United States and PE in Mexico. In Reais, the Recurrent Operating Results were BRL 5,936 million, 46% lower than 2018.

FINANCIAL RESULTS

The financial result in 2020 was an expense of BRL 9,612 million, an increase of 103% as compared to 2019.

In relation to the Company’s financial expenses, there was a 27% increase in relation to 2019, explained by: (i) the increased balance of the gross debt; (ii) the impact of the depreciation of Real in relation to Dollar on interest; and (iii) impact of derivative connected to raw material transactions.

Additionally, there was a reduction of 29% in financial revenues compared to 2019, due to the lower recognition, and the respective monetary update, of revenue referring to the PIS and COFINS debts determined the greatest in previous years.

In relation to the net exchange variation, the exchange expenses were 207% greater than in 2019, explained by (i) the expense with the transition of the export hedge accounting, which was recorded in the net equity, at the amount of BRL 2,194 million, excluding Braskem Idesa; (ii) the depreciation of Real in relation to Dollar, on the average exposure, at the amount of USD 3,400 million, which is not designated for hedge accounting, and (ii) the depreciation of the Mexican Peso in relation to the Dollar, on the outstanding balance of the loan of Braskem Idesa, at the amount of USD 2,331 million.

In 2019, the financial result was an expense of BRL 4,746 million, 2% greater than 2018. The financial expenses increased by 30% in relation to 2018, explained by greater expenses related to: (i) the interest connected to the application of the new IFRS 16 standard, from January 1, 2019; (ii) the adjustment at present value of the leniency agreement due to the change of the index for adjustment of the installments of the Federal Public Prosecutor’s Office, from IPCA to SELIC, at the amount of BRL 118 million; (iii) the payment of the premium due to the total early settlement of the bonuses owed on 2020 and 2021, and partial settlement of the bonuses owed on 2022 and 2023 (breakfund costs); and (iv) the amortization of the transaction costs associated with the partial settlement of the Project Finance.

PROFIT/LOSS

In 2020, the Company recorded net losses of BRL 6,692 million, due mostly to the provisions referring to the Alagoas geologic event at the amount of BRL 6,902 million and the impact of the exchange variation on the financial results, given the depreciation of Real in relation to Dollar on the net exposure, at the amount of USD 3,400 million. Within this context, the BRL 6,667 million corresponding to the losses calculated during the year, after taking into account the effects of the sums entered directly into the line item Accrued Profits (Losses), as per the Net Equity Statement of the Financial Statements pertaining to the fiscal year ended on December 31, 2020, shall be partially absorbed by the Capital Reserves and Profit Reserves of the Company, after approval at an annual general meeting, with the balances of said Reserves going from BRL 232 million and BRL 1,905 million, respectively, on December 31, 2020, to zero Reais (BRL 0.00) in both, pursuant to article 189, sole paragraph, of the Brazilian Corporations Law.

In 2019, the Company had a loss attributable to the shareholders of BRL 2,798 million, while in 2018 there was a net profit of BRL 2,867 million.

FREE CASH FLOW

The free cash flow in 2020 was BRL 1,276 million, 59% lower than 2019. In the year, the Company had a positive net cash generation mostly due to (i) the strong operational results; (ii) the PIS/COFINS credit monetization at the amount of BRL 1,786 million; and (iii) the 23% decrease of the investments scheduled by the Company. These impacts were partially compensated by the working capital impact on the cash flow in the first semester of the year, due to the cash consumption due to the change in the raw material purchasing profile, with a lower volume of purchase of imported naphtha.

Free cash flow in 2019 was BRL 3,108 million, 56% lower than 2018, due to the drop in the Recurrent Operating Results and the payment of interest associated with the total/partial early settlement of some of the Company's bonds (break fund costs), partially offset by: (i) drop in the accounts receivable, due to lower sales volumes and prices of the products sold; (ii) lower stock of raw materials and finished products; (iii) greater purchase of imported naphtha with a longer payment deadline; (iv) monetization of BRL 281 million of the PIS/COFINS balance (excluding the ICMS tax basis); (v) receipt of advance payments from customers related to the future sale of chemical products in the Brazilian market and the future export of PE and PP; and (vi) lower payment of IR/CSLL in Brazil and United States.

(c)       Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 10.2(c) is described in item 10.2(a) (ii) of this Management Proposal.

10.3       Past and expected events with material effects on the financial statements

a)	Launch or divestiture of a field of business

The Company made changes to the macrostructure in order to seek synergies in all regions where it operates, for a more integrated operational performance. As a result of such change, the Management reviewed the internal report structure, focusing on the process of growth and globalization, intended to streamline and speed up our work and decision-making processes, with effects on the structure of segments reportable by region. From 2020 onwards, Braskem’s organizational structure is formed by the segments: Brazil, United States and Europe, Mexico and other segments (Cetrel and other transactions not qualified for submission in the other reportable segments).

b)	Creation, acquisition or disposal of ownership interest

In May 2020, Braskem India Private Limited was set up to seek new growth opportunities and greater proximity with Asian clients.

In April 2018, the Company received the amount of BRL 81 million (monetarily adjusted) related to the remaining balance of the BRL 100 million expected for the sales of the controlled companies Quantiq Distribuidora Ltda. and IQAG Armazéns Gerais Ltda., which occurred in 2017. The difference between the updated expected amount and the amount received was recognized in the 2nd quarter of 2018 in “Other net revenues (expenses)”, in the amount of BRL 20 million, as per adjustments set forth in an agreement.

c)	Extraordinary events or operations

Geologic Event - Alagoas

The Company operated, until May 2019, rock salt extraction wells located in the city of Maceió, State of Alagoas, with the objective of supplying raw material to its chlor-soda and dichlorethane production unit. After an earthquake in the region in March 2018, the Company started studies through independent specialist institutions in order to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Geological Survey of Brazil (CPRM) released a report on the event, indicating that its causes were related to the rock salt exploration activities by Braskem. Despite this, the geological phenomenon of unknown cause continued to be investigated and for that purpose a series of studies were conducted. In view of these events, on May 9, 2019, Braskem decided to stop rock salt extraction activities and the operation of the chlorine-soda and dichlorethane plant.

The Company has carried out and has been carrying out, with the support of independent institutions and nationally and internationally renowned experts, studies focused on (i) understanding the geological phenomenon and possible surface effects and (ii) analyzing the situation of rock salt wells.

These studies have been shared with the National Mining Agency (ANM) and other relevant authorities, with whom the Company maintains constant dialogues.

Braskem presented ANM with measures to close its salt extraction fronts in Maceió, with measures to close its wells, and, on November 14, 2019, proposed the creation of a protection area around certain areas wells as a precautionary measure and to protect the safety of people. These measures are based on a study conducted by the Leipzig Institute of Geomechanics (IFG) of Germany, an international reference in geomechanical analysis of salt extraction areas by dissolution, and are being carried out in coordination with the Civil Defense and other authorities.

On January 3, 2020, the Term of Agreement for Support in the Eviction of Risk Areas (“Term of Agreement”), signed by Braskem in conjunction with the State Prosecutor's Office (“MPE”), was ratified by the Court of the 3rd Federal Court of Alagoas ”), State Public Defender's Office (“DPE”), Federal Public Prosecutor's Office (“MPF”) and the Federal Public Defender's Office (“DPU” and, together with MPE, DPE and MPF,“ Authorities ”). The Term of Agreement provided for cooperative actions for the eviction of areas at risk and for guaranteeing the safety of people, providing for compliance, through the Financial Compensation and Relocation Support Program (“PCF”) implemented by Braskem, of the population located in the areas of specified risk.

In June 2020, the Company received a letter from the Authorities informing the updating of the Damage Sectorization Map and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the expansion of the area to be vacated. . On July 15, 2020, the Company and the Authorities signed the First Amendment to the Term of Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies concluded by the Company and carried out by internationally recognized entities (“Studies”) were completed. The Studies present potential impacts of the geological event on the surface of the region, bringing an analysis of short and long-term scenarios, which include, among others, the areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the Authorities competent to define possible actions to be taken by mutual agreement. Due to the update of the Civil Defense Map in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, by signing a Term of Resolutions in October 2020.

In parallel, as previously disclosed, the Company had been negotiating with the competent authorities regarding the Socio-Environmental ACP proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities signed:

(i) the Second Amendment to the Term of Agreement of January 3, 2020 (“Residents' Compensation Agreement”) whereby the parties agreed to include in the PCF the vacancy of additional properties defined by both the Civil Defense Sectorization Map , updated in December 2020 to consider, among other information, the areas with potential future impacts on the surface, including in the long term, as well as by the Studies, covering the affected area and with the potential to be affected by the geological event based on these documents; and

(ii) the "Term of Agreement to Extinguish the Socio-Environmental Public Civil Action" and the "Term of Agreement to define measures to be adopted regarding the preliminary requests for the Social and Environmental Public Civil Action" were signed with the MPF and MPE, this as consenting intervening party (jointly "Agreement for Social and Environmental Reparations"), detailed in Note 26.1 (ii). In addition, the Socio-Environmental Reparations Agreement provides for the eventual adhesion of other entities to the agreement, which will be the subject of negotiations over the next few months.

Based on its assessment and that of its external advisors, taking into account the short and long-term effects of technical studies, the existing information and the best estimate of expenses for the implementation of the various measures related to the geological event in Alagoas, the provision recorded in December 31, 2020 is R $ 9,175,777, of which R $ 4,349,931 is shown in current liabilities and R $ 4,825,846 in non-current liabilities. As of December 31, 2019, the provision was R $ 3,383,067, of which R $ 1,450,476 in current liabilities and R $ 1,932,591 in non-current liabilities.

Leniency Agreement

In the context of allegations of undue payments under Operation Car Wash (Operação Lava Jato) in Brazil, the Company hired specialists in internal investigation to conduct an independent investigation of such allegations (“Investigation”) and report the results thereof. The Company has cooperated and continues to cooperate with public authorities in different jurisdictions, including with the Department of Justice of the USA (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Public Prosecutor’s Office of Brazil (MPF), the General Prosecution Office of Switzerland (OAG).

In December 2016, the Company entered into a Leniency Agreement with the Federal Public Prosecutor's Office (“MPF Agreement”) and with the authorities of the United States and Switzerland (“Global Agreement”), in the approximate amount of USD 957 million (approximately BRL 3.1 billion at the time).

According to the notice to market dated July 10, 2018 and material fact dated May 27, 2019, the Company engaged in a cooperation and negotiation process with the Ministry of Transparency and the Office of the Federal Controller General (CGU) and the Office of the Federal Attorney (AGU), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement” and, together with the Global Agreement, simply referred to as “Agreements”).

The CGU/AGU Agreement deals with the same facts as the Global Agreement signed in December 2016 and provides for an additional disbursement of BRL 409,877 million, due to the calculations and parameters used by CGU and AGU. As ratified by the Federal Court, appeals on the MPF Agreement were allocated to pay the CGU/AGU Agreement (the installments of the MPF Agreement to become due shall take advantage of the CGU/AGU Agreement, and shall start to be adjusted by the SELIC rate after the signing of the CGU/AGU Agreement).

AGU, CGU and MPF have agreed to allocate most of the amounts received based on the Agreements to redress the victims of unlawful acts, including other authorities and public entities, and to undertake actions before these third parties with whom Braskem will begin negotiations in relation to the facts covered by the Agreements in order to avoid duplicate reimbursement.

Additionally, in 2019 the Company negotiated with the Public Prosecutor’s Offices of the States of Bahia and Rio Grande do Sul. Both adhered to the MPF Agreement. Within such context, there is no provision for additional payments by the Company.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitoring, the effectiveness of the Company’s compliance program and the fulfillment of the obligations in the MPF Agreement. Later, on May 13, 2020, the DoJ and the SEC confirmed the end of the monitoring set forth in the agreements signed on December 21, 2016 (“Agreements”) with said authorities. Pursuant to a Material Fact disclosed by the Company at the time, “the decision by the DoJ and the SEC was based on the final report from the independent monitors, which attested to the implementation, by the Company, of all recommendations concerning the structuring and operation of its compliance program and concluded that said program meets the standards established in said Agreements”.

Full information on the subject is disclosed in Explanatory Note No. 25 of the Company’s Financial Statements pertaining to the fiscal year ended in 2020.

Opening of a new plant in the United States

In September 2020, the Company completed the process of commissioning following the applicable safety standards, and started the commercial production of polypropylene (PP) at its new plant in the United States. Located in La Porte, State of Texas, and with capacity to produce 450 thousand tons per year, the new PP plant in the United States is in line with the Company’s strategy of diversifying its raw material matrix and geographic expansion in the Americas, reinforcing its position of leadership in PP production in North America.

Braskem Idesa Operations

According to a Material Fact disclosed on December 2, 2020, the subsidiary Braskem Idesa (“BI”) was notified by the National Center for Control del Gas Natural ("Cenagas"), the Mexican government agency responsible only for the gas pipeline and transport system natural in the region, referring to the unilateral interruption of the natural gas transport service, an essential energy input for the production of polyethylene in the Petrochemical Complex of Mexico. As a result, and respecting safety protocols, Braskem Idesa immediately interrupted its operational activities.

On January 7, 2021, the Company announced to the market the partial resumption of Braskem Idesa's production of polyethylene, based on an experimental business model, following safety protocols and reducing the impact on meeting the demand of the Mexican plastic industry. In addition, Braskem Idesa took legal action under the Ethane Supply Agreement signed between BI and PEMEX. Braskem Netherlands B.V., BI's direct controlling shareholder, has also taken legal action based on international standards applicable in the pursuit of preserving rights and complying with legal obligations, and with a view to protecting your investment in Mexico. Such measures provide for a period of remediation and negotiation in which a solution will be sought between the parties.

According to the Notice to the Market on March 1, 2021, disclosed in Note 37 (e), Braskem Idesa signed the following documents to allow the continuity of its operations:

(i)	memorandum of understanding with terms and conditions for discussing potential additives to the ethane supply contract with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), as well as for the development of an import terminal for this raw material , subject to negotiation, definitive documentation, approval by BI creditors and shareholders, and with rights reserves; and
(ii)	contract for the provision of natural gas transportation services with the National Center for Control del Gas Natural ("CENAGAS"), with a final term of 15 years, which is subject to the signature of the definitive documentation mentioned in item (i) above.
(iii)	With the signing of these documents by Braskem Idesa, the natural gas transportation service was reestablished. The current ethane supply contract between Braskem Idesa and PEMEX is still in effect. At the moment, Braskem Idesa is unable to predict the outcome of such discussions with PEMEX, its shareholders and creditors. Braskem Idesa evaluated the assumptions of business continuity and concluded that it was able to realize its assets and settle its liabilities in the normal course of business.

Class action

On August 25, 2020, an action was filed against Braskem and certain current and former executives of the Company at the New Jersey District Court in the United Sates, on behalf of an alleged class of investors that acquired Braskem bonds between May 6, 2016 and July 8, 2020. Allegations are made against Braskem and the individual defendants, pursuant to the 1934 U.S. Securities Exchange Act and its rule, based on claims that the defendants made false statements or omitted information in relation to the geologic event in Alagoas and related questions. On January 15, 2021 the Court named two plaintiffs to act as leading plaintiffs of the action. The Company hired a specialized U.S. law firm to represent it in the class action.

Braskem’s Management, based on its evaluation and on that of its external legal counsel, and given the early stage of the abovementioned class action, cannot yet reliably estimate the potential amount involved.

Braskem cannot safety predict future developments regarding this matter or expenses arising therefrom, including the fees and costs to be incurred to settle the litigation. The Company may be declared defendant in other lawsuits.

Main measures and impacts arising from COVID-19

Braskem has been closely monitoring the impacts of the COVID-19 outbreak on its businesses and in the communities where it operates. As disclosed on March 20, 2020 in a Notice to the Market, Braskem created a crisis committee intended to establish global procedures, focusing mostly on the health and safety of people and on the continuity of its operations. An update of the measures taken by the Company can be found below:

(i)               Definition for all members and third parties in the group vulnerable to COVID-19 to work remotely until the last stage of return;

(ii)               Definition for all members of the team and contractors, not directly related to the safe continuity of the operations, to work remotely until the criteria to start flexibilizing for a safe return are met;

(iii)             Decrease of the contingent of members and third parties working at its industrial assets, maintaining the operations with the minimum team necessary, considering all rules of safety and maintenance of the reliability of the operations;

(iv)            Restrictions on the visitation by third parties and non-routine suppliers to Braskem’s premises;

(v)            Construction of schedules with clients and communities where it operates to check the products in its portfolio, to help fight the pandemic;

(vi)              Creation, implementation and oversight of the indicators of the Plan for Safe Return to Braskem’s plants and offices.

During the second quarter of 2020, the use rates in Brazil and the United States were temporarily reduced due to the lower demand and the movement toward the reduction of stocks in the petrochemical and plastic production chain. The operation rates accompanied the market demand and the export opportunities that arose in other regions, especially with the resumption of activities in Asia, which occurred before other regions of the world.

During the third quarter of 2020, there was a strong recovery of the demand for resins in Brazil and in the United States, causing the petrochemical plant use rates to go back to normal. In the fourth quarter of 2020, the demand for resins remained strong, and the operation rates in Brazil and in the United States remained at levels similar to those of the preceding quarter.

In Europe and in Mexico, the use rates went back to the normal levels of the second quarter, as the demand gradually picked back up, resulting in 83% and 80% of their capacities, respectively. In relation to the fourth quarter, despite the recovery of the demand that had started in the previous quarter, the operation rate in Europe was 64%, due to a scheduled stop.

During 2020, the Company adopted a series of measures to preserve cash, to keep its financial soundness and the resiliency of its businesses when faced with the scenario of uncertainties, from among which the following stand out:

•                 Disbursement of the revolving credit facility of USD 1 billion in April 2020, due in 2023. At the end of July, the Company made a full pre-payment of such facility, equivalent to BRL 5.5 billion;

•                 Issue of debt instruments in the international market by subsidiary Braskem Netherlands in July 2020, at the amount of USD 600 million (BRL 3.2 billion);

•                 Decrease of the fixed costs by approximately 9% when compared to the same period in 2019;

•                 Decrease of the investments scheduled for 2020, from USD 721 million (BRL 3.9 billion) to USD 555 million (BRL 2.8 billion);

•                 Postponement of the social contributions in Brazil; and

•                 Working capital optimizations.

The Company also stresses actions performed jointly with its clients and partner companies to transform plastic resins and chemicals into items essential to fight against COVID-19, such as surgical masks, packaging for liquid alcohol and alcohol gel, bleach and 3D printing of loops for protection masks; donation of GLP (cooking gas) to field hospitals; actions to support the client and supplier chain, especially small and medium companies; and donations of hygiene kits and food staples to the affected communities surrounding its plants.

As instructed by the Securities Commission (“CVM”), the Company’s Management has reviewed the accounting estimates for the realization of assets, including estimates of losses on the accounts receivable from clients, decrease of the recoverable value of stocks, deferred taxes and other assets, or related to the provision for obligations in the financial statements due to a significant change to the risks to which the Company is exposed (refer to the information in Explanatory Note No. 20.6.). This review took into account the subsequent events occurred until the date of issue of these financial statements, and no significant effects were found, which should have been reflected in the consolidated and individual financial statements of the fiscal year ended on December 31, 2020.

Due to the uncertainties caused by the COVID-19 pandemic on the global economy, it is not possible to accurately foresee the adverse effects on the equity and financial position of the Company and its controlled companies after the date of issue of these financial statements. With the resumption of the demand for resins, the Company has no expectations of additional provisions in the test of recovery of its assets in the near due to a demand restriction scenario.

In 2018, there have been no extraordinary operations that have had an impact on the consolidated financial statements of the Company.

10.4       Material changes in the accounting practices - Qualifications and Caveats in Auditor’s Opinion

a)               Material changes in accounting practices

In the fiscal year ended on December 31, 2020, there were no significant changes to the accounting practices.

In the fiscal year ended on December 31, 2019 the main change to the accounting practices was due to the adoption of IFRS 16 / CPC 06 (R2) – Leases:

The Company has used, for its transition, the modified retrospective approach, that is, it has applied the requirements of commercial lease rule to all of its existing agreements on the initial date of application, on January 1, 2019. Therefore, no information and balances will be presented again on a comparative basis.

After the date of the initial application on January 1, 2019, leases are now recognized as a right to use the asset and a corresponding liability on the date on which the leased asset becomes available to the Company. Each payment is allocated between the lease liability and the financial cost. The financial cost of the lease liability is recorded in the income statement during the term of the agreement, using a constant interest rate on the remaining balance of the liability. The right to use the asset is depreciated by using the linear method considering the shorter period between the useful life of the asset and the term of the agreement.

In determining the term of the lease, the management considers all the facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of early termination.

In adopting IFRS 16 / CPC 06 (R2), the Company recognized lease liabilities in relation to agreements previously classified as "operating leases" in accordance with IAS 17 / CPC 06 (R1). Until the financial statements pertaining to the fiscal year ended in 2018, payments for these leases, net of any incentives received from lessor, were recognized in the income statement during the period of the agreement.

For leases previously classified as “finance leases”, the Company recognized the lease assets and liabilities considering the amount immediately before the date of initial application.

In the fiscal year ended on December 31, 2018, the main change in the accounting practices of the Company results from the methodology used for calculating a reduction in the recoverable amount of accounts receivable from clients (“impairment”) according to CPC48 / IFRS 9, the impact of which was a reduction of BRL 9.4 million, net of any tax.

b)               Material effects from changes in accounting practices

There are no significant events of changes to accounting practices in the fiscal year ended on December 31, 2020.

c)               Exceptions and emphases in the auditor’s opinion

Comment on the external independent auditors’ report 2020

The report of the Company’s independent auditors on the financial statements for the year ended on December 31, 2020 did not contain any caveats, however it contained the following emphases:

Investigation in progress - Braskem Idesa

We call attention to Note 11 (d) to the individual and consolidated financial statements, which mentions that the Company hired an independent American law firm to carry out an internal investigation, due to allegations of alleged improper payments related to to the Ethylene XXI project, originally published in news reports in the media in Mexico and included in the testimony presented by the former CEO of Pemex to the Office of the Attorney General of Mexico. The investigation is ongoing and, to date, the Company has not been able to estimate the timetable for its conclusion. Our opinion is not changed in relation to this matter.

Collective action

We draw attention to Note 24.3 to the individual and consolidated financial statements, which describes the filing of a lawsuit against the Company and some of its current and former executives at the New Jersey District Court in the United States, under the terms of the United States Securities of 1934 (US Securities Exchange Act) and its rules. The lawsuit is in its initial stages, and on January 15, 2021, the Court appointed two plaintiffs to act as leading plaintiffs, and the Company hired legal counsel for its defense in that country. Our opinion is not changed in relation to this matter.

Comment on the external independent auditors’ report 2019

The report of the Company’s independent auditors on the financial statements for the year ended on December 31, 2019 did not contain any qualifications or caveats.

Comment on the external independent auditors’ report 2018

The report of the Company’s independent auditors on the financial statements for the year ended on December 31, 2018 did not contain any qualifications or caveats.

10.5       Critical Accounting Policies

Critical accounting policies are considered to be those that require that the Management perform estimates, judgments, and define premises based on the historical experience that may affect the values reported in the financial statements.

We highlight the following critical policies that require subjective or complex judgments that affect the result:

Application of critical judgments and estimates

To prepare the consolidated and individual financial statements, the Management used judgments and estimates that affect the application of the Company’s accounting policies and the reported values of the assets, liabilities, revenues and expenses.

Critical judgments and estimates are those that require the most difficult, subjective or complex judgments by the Management, frequently as a result of the need to make estimates that affect questions that are inherently uncertain. The critical judgments and estimates are continuously evaluated and are based on historical experience and other factors, including expectations on future events considered reasonable for the circumstances.

Estimates and premises are reviewed on an ongoing basis. Revisions to the estimates are recognized prospectively. The actual results may diverge from the estimates due to differences in the variables, premises or conditions considered in the measuring.

Judgments

The information on assumptions made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements refer to:

a)               Explanatory Note 14.b to the Financial Statements pertaining to the fiscal year ended in 2020 - Lease-Purchase Agreement: if the Company is reasonably sure of exercising options to extend the lease term;

(b)       Assets’ useful life - The Company recognizes the depreciation and amortization of its tangible and intangible assets with an estimated useful life endorsed by the Company's technicians with experience in managing Braskem's plants. The assets’ useful lives are revisited at the end of each fiscal year by the Company’s technicians.

The main factors that are taking into consideration to determine the useful life of the assets that form the Company’s industrial plants are manufacturers’ information on the machines and equipment, the plants’ level of operation, the quality of preventive and corrective maintenance, and the perspectives of technological obsolescence of the assets.

The Company’s Management has also decided that: (i) the depreciation must also cover the total amount of the assets bearing in mind that the equipment and facilities, when removed from operation, have a sales value close to the residual value of the assets; and (ii) the lands are not depreciated because their useful life is undefined.

Uncertainties about premises and estimates

Information on the uncertainties related to assumptions and estimates on December 31, 2020 that have a significant risk of resulting in a material adjustment in the accounting balances of assets and liabilities in the next year refer to:

a)               Deferred Income Tax (IR) and Social Contribution on Net Profit (CSL)

The recognition and the amount of active deferred taxes depend on the future generation of taxable income, which required the use of estimates related to the Company’s future performance. These estimates are in the business plan that is prepared every year by the Executive Office and submitted to the Board of Directors’ approval. This plan has as main variables the projection of prices of products manufactured by the Company, the price of raw materials, growth of the gross domestic product of each country where the Company operates, foreign exchange variation, interest rate, inflation rate, and fluctuation of the offer and demand for inputs and finished products. In the plan evaluation, the Company uses as bases its historic performance, the strategic planning and the market projections prepared by specialized external consultants, which are reviewed and complemented based on the Management’s experience.

The information on the deferred income tax and social contribution are presented in Explanatory Note No. 22(c) of the 2020 Financial Statements.

b)               Recoverability analysis and test

(i)       Tangible and intangible assets with a finite useful life

On an annual basis, or when there is any indication that an asset may have depreciated, the Company analyzes the existence of indicators that the accounting balance of long-duration tangible assets and intangible assets with a finite useful live may be not recoverable. This analysis is made to verify if there are scenarios that could have a negative impact on the Company’s cash flow, and the consequent recovery of sums invested in such assets. These scenarios derive from macro-economic, legal, competition or technological matters.

The Company takes into account relevant topics to be considered in this analysis: (i) the possibility of excess in offer of products manufactured by the Company or material reduction of demand due to adverse economic factors; (ii) perspective of material oscillations in prices of products and inputs; (iii) possibility of new technologies or raw materials appear, which may cause a relevant reduction of the production cost and, as a consequence, may have an impact on the sales price, ultimately causing the total or partial obsolescence of the Company’s industrial complex; and (iv) changes to the regulatory environment in general, which make Braskem’s production process unfeasible, or that have a material impact on the commercialization of its products. For such analysis, the Company has its own team, with a strategic view of the business. If the variables mentioned indicate material risks for the cash generation, Braskem’s Management performs the recoverability test, as described in Note 3.2.2(b) of the Financial Statements for the fiscal year ended on December 31, 2020.

For impairment tests, assets are grouped into Cash-Generating Units (“CGU”), that is, the smallest possible group of assets that generates cash inflows through their continued use, which are largely independent cash inflows from other assets or CGUs.

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less the costs to sell. The value in use is based on estimated future cash flows, discounted to present value by using a pre-tax discount rate that reflects current market assessments of the value of money over time and the specific risks of the asset or the CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the entity considers several factors, such as: product lines, individual locations and the way Management makes decisions about the continuity of the entity's operations.

(ii)       Intangible assets with an indefinite useful life

The balances of premiums derived from business combinations are tested annually to measure the recoverability. Goodwill from business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

These tests are based on the projection of cash generation in each CGU or groups of CGUs, extracted from the Company's five-year business plan, mentioned in Note 3.2.1 and from the Management plan for a period greater than five years to reflect cycle patterns in the product sector, totaling 10 years of forecast. Perpetuity is also calculated based on the long-term view and without considering growth in actual terms for this calculation. The cash flows and the perpetuity are brought to preset value by a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The future profitability premiums are presented in Explanatory Note No. [13 (a) and (b)] of the Financial Statements referring to the fiscal year ended in 2020. Said Explanatory Note also presents the results of the impairment test.

(iii)        Loss due to decrease of the recoverable value

Impairment loss is recognized in the income statement if the book value of the asset or CGU exceeds its recoverable value. Recognized losses relating to CGUs are initially allocated to reduce any goodwill allocated to this CGU (or group of CGUs), and then to reduce the book value of the other assets of the CGU (or group of CGUs) on a pro rata basis.

An impairment loss related to goodwill is not reversed. As for other assets, impairment losses are reversed only to the extent that the new book value of the asset does not exceed the book value that would have been determined, net of depreciation or amortization, had the impairment not been recognized.

a)               Provisions and Contingencies

Provisions are recognized when there is a present obligation (either legal or not formalized) resulting from events that have already occurred, and it is more likely for the outflow of funds to settle the obligations to occur than not occur.

The contingent liabilities are mainly related to judicial and administrative discussions mostly derived from labor, social security, civil and tax proceedings.

Braskem’s Management, based on its evaluation and on the opinion of its external legal advisors, classifies these proceedings in terms of their chance of loss, as follows:

(i)       Probable loss - present obligation with a greater likelihood of loss than success;

(ii)       Possible loss - present obligation where the likelihood of loss is greater than remote and lower than likely. For such proceedings, the Company makes no provision and discloses the most relevant ones in Explanatory Note No. 24.2 of the Financial Statements pertaining to the fiscal year ended on 2020.

The provision for labor, corporate, civil and tax risks are updated until the dates of the balance sheets based on the estimated amount of the probable losses. On the date of acquisition in business combination transactions, in compliance with the provisions in CPC 15 and IFRS 3, a contingent liability is recorded when it represents a present obligation.

The Management of the Company believes that estimates related to the conclusion of the proceedings and the possibility of future expenditures may change due to: (i) higher courts may decide similar cases involving another company, adopting a final interpretation of the case and, consequently, anticipating the end of the proceeding involving the Company, without any disbursement, or leading to the need to settle the proceeding; and (ii) programs to incentive the payment of debts, implemented in Brazil by Federal and State Governments, in favorable conditions, which may lead to an expenditure lower than the provision or the amount in controversy.

The Company’s contingencies are presented in Explanatory Note No. 24 of the 2020 Financial Statements.

d)               Provision for Expenses - Geological event in Alagoas

The recorded provision arises from actions and measures related to the geological phenomenon of Alagoas, which consider, among its main factors, the treatment of the safety issues of the affected people and neighborhoods, the recovery of areas potentially impacted by the geological event and negotiations with the authorities competent according to the Terms of Agreements signed, disclosed in Note 26.

Material uncertainties related to the geological phenomenon of Maceió may result in a material impact on the value of the provision, including: actions to close and monitor wells, future studies by specialists, changes related to the dynamics of the geological event, studies and implementation of socio-environmental measures and urban planning, implementation of the program for the eviction of risk areas and individual lawsuits, demands from public service concessionaires, the eventual adhesion of the municipality of Maceió and other entities to the Socio-Environmental Reparations Agreement, as detailed in Note 26.

e)	Provision for the recovery of environmental damages

The provision for environmental liabilities is estimated based on the current legal and constructive requirements, technology, price levels and expected remediation plans. The realized costs and cash outflows may differ from the current estimates due to changes to the laws and regulations, public expectations, prices, new discoveries in the ongoing studies and analysis of the site conditions and changes to the remediation technologies.

The time and amount of future expenses related to environmental liabilities are revised on a yearly basis, jointly with the interest rate used in the discount at present value. The environmental liabilities are presented in Note 23(a) to the Financial Statements pertaining to the fiscal year ended in 2020.

f)               Derivative and non-derivative financial instruments

(i)       Fair value of the derivative and non-derivative financial instruments

The Company values the financial derivatives by their fair value, using as main source of data the stock exchanges, the disclosures made by the Central Bank of Brazil, and the quotation services, such as Bloomberg and Reuters. It should be stressed that the volatility of the exchange markets and of the interest in Brazil has been causing material changes to the future rates and to the interest rates in short periods of time, causing material variation to the fair value of swaps and other financial instruments.

The fair value of publicly-traded non-derivative financial instruments are based on current purchase prices. If the market of a financial asset and of bonds not listed in stock exchanges is not active, the Company sets the fair value using valuation techniques. These techniques include the use of recent operations with third parties, reference to other instruments that are materially similar, the analysis of discounted cash flows or pricing models for options that use the largest possible amount of information generated by the market and rely, the least possible, on information generated by the Management of the Company.

The information on the derivative and non-derivative financial instruments is presented in Explanatory Note No. 20 of the 2020 Financial Statements.

(ii)        Hedge accounting

The Controlling Company designated financial liabilities in foreign currency to protect the cash flow generated by its exports. This decision was based on two important concepts and judgments: (i) the high likelihood of the making of exports included in its business plan, which are inherent to the market and business where it operates, and (ii) the Company’s ability to refinance its liabilities in Dollars, since the priority financing in Dollar is a part of the Company’s orientation and strategy and the Company’s Financial Policy sets out the maintenance of a minimum level of net liabilities in Dollars.

Controlled company Braskem Idesa designated all the funds obtained from financial institutions for the construction of its industrial complex for the protection of a portion of the sales, which will be conducted in the same currency as the financing, the U.S. Dollar. The Braskem Idesa sales projection is periodically revised, based on its historic performance, the strategic planning and the market projections prepared by specialized external consultants, which are reviewed and complemented based on the Management’s experience.

All of the Company’s hedge operations are in accordance with the accounting practices and procedures adopted by Braskem and, on quarterly basis, effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company established that the hedge object for the controlling company shall be characterized by the first exports made in each quarter, until it achieves the amount designated for the period. For controlled company Braskem Idesa, in turn, the hedge object shall be characterized by the first sales in Dollar in the domestic market, disclosed in Notes 20.4(a.i) and 20.4(a.ii), respectively. The liabilities designated for hedge are aligned with the maturity schedule of the hedge and with the Company’s financial strategy.

In accordance with the Financial Policy, the Company may contract financial derivative agreements (swaps, NDFs, options, etc.) to protect itself from unwanted variations of currencies and fees. These derivatives may be designated for hedge accounting in accordance with the Management’s judgment and whenever it is expected that the investment will cause a material improvement in the demonstration of the compensatory effect over the variations of the hedge items. Currently, the Company has derivatives designated for hedge accounting of cash flow disclosed in Explanatory Note No. 20.3 of the 2020 Financial Statements.

10.6       Relevant items not evidenced in the financial statements

a)               The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

In line with the Company's Financial Policy, the investment in Braskem Idesa's petrochemical complex was financed in the form of Project Finance, in which the construction debt must be paid exclusively with the company's own cash generation.

This financing has the usual guarantees of transactions in the Project Finance modality, such as assets, receivables, cash generation and other rights of Braskem Idesa. In addition, the financing contains several contractual obligations (covenants), which are usual in contracts of this nature. In addition, Braskem Idesa has usual Project Finance financing guarantees provided by shareholders: Debt Service Reserve Account and contingent equity contribution. At the end of December 2020, such guarantees represented US $ 194 million and US $ 208 million, respectively.

On the base date related to the financial statements of December 31, 2020, there is a breach related to part of non-pecuniary obligations provided for in the contracts. In this sense, a reclassification was made to current liabilities of the entire balance of non-current liabilities, in the amount of R $ 6,538,646, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of the Financial Statements).

In accordance with the rules mentioned above, reclassification must occur in situations where non-compliance with contractual obligations gives the creditor the right to request Braskem Idesa to pay maturities in the short term. In this context, it should be noted that none of the creditors requested the aforementioned prepayment of maturities and that Braskem Idesa has punctually settled its debt service obligations in accordance with the original amortization schedule.

In addition, Braskem Idesa continues to seek an understanding with its creditors to obtain approvals for said breaches in order to return the entire reclassified amount from current liabilities to non-current liabilities.

b)               Other off-balance-sheet items

In the fiscal year ended on December 31, 2020, there are no relevant items not evidenced in the Company’s financial statements.

10.7       Comments on items not evidenced in the financial statements

a)               How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2020.

b)               The type and purpose of the transaction

There were no items not evidenced in the Company’s financial statements on December 31, 2020.

c)                The type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

There were no items not evidenced in the Company’s financial statements on December 31, 2020.

10.8       Business Plan

a)               Investment

i.                 a quantitative and qualitative description of current and expected investments

The Company’s business plan is built based on the following strategic objectives: (i) Seeking continuous improvements in productivity and competitiveness in the current operation, with a focus on operational efficiency and cost leadership; (ii) Diversifying the raw material profile by increasing exposure to gas and maintaining asset flexibility: (iii) Expanding the global footprint outside Brazil, with scale gains in PE and PP, strengthening our leadership in the Americas: and (iv) strengthening Braskem’s image and reputation in the eyes of members, the society and investors, by means of advances in compliance, sustainability, innovation and people management.

In line with such objectives, the Company disbursed BRL 2,799 million in investments during the fiscal year ended on December 31, 2020.

2020 Operational Investments:

The investment made was BRL 1,696 million, 8% below the forecast, due to the Company's capital optimization strategy and cancellation/postponement of projects. In Dollars, the disbursement was 24% lower than estimated, explained by the depreciation of Real in relation to the exchange expectations for 2020. The greatest operational investments were made in the scheduled stops in the United States and Europe.

2020 Strategic Investments:

Investment in strategic projects totaled BRL 1,103 million, 6% below the expected if measure in Brazilian Reais. The funds were directed to the projects of: (i) construction of the new PP plant in the United States, which totaled BRL 802 million (USD 162 million), representing 72.7% of the total invested in strategic projects; (ii) upgrade of electrical infrastructure at the Neal plant, in the United States; (iii) modernization of the electrical system at the ABC petrochemical complex; and (iv) resumption of chlorine-soda production in Maceió, through the acquisition of sea salt.

2021 Investments

The investment scheduled to be made during 2021 by Braskem is BRL 3,904 million (USD 764 million), which includes mainly scheduled maintenance stops at the plants in ABC, São Paulo and Rio Grande do Sul, and strategic projects such as the expansion of the biopolymer business and expansion of the recycled resin production capacity. Braskem Idesa is expected to invest BRL 175 million (USD 34 million) throughout 2021 in projects related to operational efficiency, such as the ethane import, maintenance, productivity and HSE project.

ii.               sources of investment financing

The Company tries to follow its investment plan, preferably with credit lines from national and international government officials (including funding financial institutions, such as those described in item 10.1(f) of this Management Proposal), since these officials, in general, offer less burdensome conditions for the Company. Investments not eligible for such funding sources shall be funded by: (i) cash flow resulting from the Company’s operational activities; or by (i) cash flow arising from the Company’s operating activities; or by (ii) other sources such as loans and financing (such as those described in all of the other sub-items of item 10.1(f) of this Management Proposal).

iii.              material divestments in progress and planned divestments

There is no relevant divestment process in progress. In line with its strategic pillars, Braskem maintains its focus on the return on invested capital, on strengthening its leadership and on growth in biopolymers. In this context, the Company constantly evaluates its asset portfolio in order to direct its strategic decisions regarding potential future divestments.

b)               the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity (if already disclosed)

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

c)            New products and services

i.                 description of research in progress already disclosed and (iii) projects under development already disclosed

In line with its commitment to continuous development of the petrochemical industry and the plastic chain, Braskem has an Innovation department, with 292 members dedicated to the subject. There currently are 2 Innovation and & Technology Centers, one of which is located in Triunfo/RS - Brazil and another in Pittsburgh/PA - United States, 1 Center for Research in Renewable Chemicals in Campinas/SP, 1 Center for Development of Process Technologies in Mauá/SP, 2 Technical Centers focusing on polymers, one of which is in Wesseling, Germany, and the other one in Coatzacoalcos, in Mexico, and 7 pilot plants. In December 2020, the portfolio included 263 projects for the development of new products, markets and processes.

A relevant part of the pipeline number is represented by long-term projects and greater technological complexity, divided into programs for the development of new technologies, creation of new product families and conquer new markets.

The importance of the innovation program at Braskem and its pipeline is also reflected in the result the launch of new polyolefins products in all regions where approximately 17% of the volume of consolidated sales are from products launched in the past five years. In 2020, 19 new resin grades were added to its portfolio, from which we can highlight:

▪	Packages - in flexible packages, the Flexus 9213S polyethylene resin provides the high performance in sealing and resistance of the Flexus family, jointly with the possibility for high printing quality. The Proxess H33 polypropylene resin also stands out, as it offers excellent processability, mechanical and optical properties for bi-oriented polypropylene films (BOPP). In rigid packages, the complement to the RIGEO family was launched in the form of the HD1954M resin, which adds a great balance between chemical resistance and rigidity in blown packages and bottles;
▪	Disposable and non-fabric masks in general - the PF350GQ polypropylene resin for the fiber and non-fabric segment has a great performance in high-speed machines, with the possibility of manufacturing finer fibers and with better mechanical properties;
▪	Automotive segment - 4 new polypropylene resins were launched for use mostly inside and outside of vehicles (F165HC, F350HC, F1000HC2) and for battery boxes (DCSP50.02);
▪	Infrastructure - the HF3714XP resin for the production of geomembranes with excellent processability, texturization capacity and compliance with the segment normative requirements. For piping, the new Inspire 123 polypropylene resin was launched to serve the most demanding markets of pipes for sewerage and drainage systems;
▪	Pharmaceutical - with the SP750RB PVC resin to comply with the necessary technical and regulatory requirements in applications such as blisters and bottles for the pharmaceutical industry.

Other achievements in the Innovation & Technology area in 2020 must also be stressed, such as in the Intellectual Property area, where 26 new patent applications and 127 extensions were made. Currently, the Company has 849 actives documents, of which 351 are granted patents.

With regard to the assets dedicated to research and development, investments were made greater than BRL 9 million in the Technology and Innovation Center (TIC) in Triunfo/RS, approximately BRL 32 million in the entire TIC of Pittsburgh (USA) and BRL 1 million in the TIC of Wesseling (EU), in order to automate the laboratories, intended not only to increase productivity, but also access to new technologies.

Despite the COVID impacts, it was possible to support 246 clients in our technology center in Triunfo (Brazil), with over 12 thousand analyses, in Pittsburgh (USA) around 7500 analyses were made for 57 clients, and in Wesseling (EU) 56 clients were assisted with over 3,500 analyses.

The expansion of the TIC in Pittsburgh was completed with the construction of 9 new Catalysis laboratories totaling investments of BRL 60 million (BRL 22 million in 2020 alone). These new laboratories will support researches focusing both on the chemicals and specialties business and on the polyolefins business, and will provide support to the development of projects of catalysis, polymer sciences and to the analytic team of the Technological Centers.

Advance in the Biotechnology researches, focusing on proofs of concept of routes for the production of renewable-origin solvents and plastics. In addition, as a result of the partnership between Braskem and Danish company Haldor-Topsoe, a world leader in catalysts, in 2020 the first DEMO scale production of mono-ethylene glycol (bio-MEG) of biological basis was completed, reinforcing Braskem’s commitment to expanding its renewable product portfolio.

In Additive Manufacturing, Braskem launched a portfolio with products in the form of pellets, filaments and powders exclusive for the additive manufacturing industry, popularly known as 3D printing, which market is in full expansion throughout the world. Braskem’s polypropylene (Pp)-based solutions have proved attractive and ideal for the Fused Filament Fabrication (FFF) and Selective Laser Syntherization (SLS) processes, due to the recyclability, high reuse rates, excellent impact-resistance balance and dimensional stability of the finished product, in addition to permitting the 3D printing of parts with hinges that are more durable and lighter due to the lower density than other kinds of plastic. Additionally, we have advanced in the expansion of capacities of the 3D printing laboratories in Triunfo/BR and Pittsburgh/USA for research and development of new products and client support.

In 2020, to speed up the movement towards circular economy solutions, efforts in recycling platforms were increased, to strengthen our reputation as a sustainability leader. In this regard, several partnerships were struck in the last year, such as that which (i) the University of Illinois in Chicago (UIC) to advance on a new path of production of ethene, which is the raw material used to manufacture thermoplastic resins. This route will utilize carbon capture and use technology to remove CO2 emissions from existing industrial processes, which would otherwise be released into the atmosphere; (ii) Encina Development Group (Encina), a leading supplier of solutions to the manufacture of renewable chemicals, to develop a long-term relationship that enables the manufacturing of circular recycled popypropylene (PP); and (iii) Agilyx, to explore the development and construction of a chemical recycling project in North America.

Furthermore, three Eco-Premium products were launched in 2020: Inspire 6023PN, Inspire 6123EN and Inspire 118. These products will reduce the clients’ power consumption. Moreover, the entire portfolio of Innovation and Technology (I&T) Projects was reviewed by means of a sustainability index. The index covers the following topics: water, power, chemical safety (process/product), greenhouse gas emissions and circularity. As a result of the analysis of the I&T projects, 80% of the I&T projects are having a positive impact on the index.

(ii)             total amounts spent on research for the development of new products or services and (iv) total amounts spent on the development of new products or services

In the last three fiscal years, the total amount spent by the Company was the following:

Financial year ended on
	12/31/2020	12/31/2019	12/31/2018
Expenses with R&D	BRL 250.7 million	BRL 247.7 million	BRL 199.8 million
Investments in R&D	BRL 49.5 million	BRL 69.3 million	BRL 44.6 million
TOTAL	BRL 300.2 million	BRL 317.0 million	BRL 244.4 million

10.9       Other Relevant Influence Factors

Not applicable.

(a) On January 6, 2021, judicial agreements were approved for the extinction of the ACP for Reparations to residents (Note 26.1 (i)) and the ACP for Socio-Environmental Reparations (Note 26.1 (ii)) in relation to the Company. As provided for in the Term of Agreement to extinguish the Socio-Environmental ACP, on January 21, 2021, the MPE determined the filing of the Civil Inquiry related to urban damage (Note 26.1 (iv)), with the consequent establishment of an administrative procedure for monitoring and inspection of compliance with said Agreement.

(b) In February and March 2021, the unappealable transits of the Company's shares, originally from merged companies, were certified, referring to the exclusion of ICMS from the PIS / COFINS calculation base, which represent the amount of R $ 1.2 billion to be recognized in the 1st quarter of 2021, under the heading federal tax credits, presented in Note 10.

(c) As disclosed in Note 26.1 (vi), in February 2021 an ordinary lawsuit was filed by Companhia Brasileira de Trens Urbanos ("CBTU"), with requests for payment of indemnities for material and moral damages, as well as the imposition of obligation to build a new railway line to replace the stretch that passed through the unoccupied area and to hire media vehicles. CBTU attributed the amount of approximately R $ 1.3 billion to the cause.

(d) Due to its strong cash position and with the objective of reducing gross debt, the Company announced in March 2021, the total redemption of perpetual bonds, disclosed in Note 16 (b), at face value in the amount US $ 500 million.

(e) Em 1º de março de 2021, a Companhia comunicou ao mercado que a Braskem Idesa assinou documentos com a PEMEX e com o CENAGAS, divulgados na Nota 1, para permitir a continuidade de suas operações. Com a assinatura desses documentos pela Braskem Idesa, foi restabelecido o serviço de transporte de gás natural. O atual contrato de fornecimento de etano entre Braskem Idesa e PEMEX segue em vigor.

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

EXHIBIT II – Candidates nominated by Novonor and Petrobras to occupy positions of effective and alternate members of the Company’s Fiscal Council, as well as the candidate nominated by shareholder Novonor to occupy the position of alternate member of the Company’s Board of Directors, according to information provided in items 12.5 to 12.10 of the Reference Form of the Company, on the terms of article 10, item I, of CVM Ruling No. 481

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company
LAURA MANIERO GADELHO	04/07/1984	Belongs only to the Board of Directors	04/13/2021	Until AUG 2022	The nomination is for the 1st term of office
327.092.088-14	Attorney	Board of Directors (Alternate)	By 05/13/2021	Yes	-
No other positions or offices held at the Company.					-

CANDIDATES TO THE FISCAL COUNCIL
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company
ISMAEL CAMPOS DE ABREU	08/14/1955	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 19th term of office
075434415-00	Accountant	C.F. (Sitting Member) Elected by the controlling shareholder	By 05/13/2021	Yes	99%
No other positions or offices held at the Company.
GILBERTO BRAGA	10/08/1960	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 5th term of office
595.468.247-04	Economist	C.F. (Sitting Member) Elected by the controlling shareholder	By 05/13/2021	Yes	100%
No other positions or offices held at the Company.
MARCILIO JOSE RIBEIRO JUNIOR	08/21/1973	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 1st term of office
020.822.297-93	Accountant	C.F. (Sitting Member) Elected by common shareholders	By 05/13/2021	No	-
No other positions or offices held at the Company.
IVAN SILVA DUARTE	10/11/1973	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 6th term of office
611.242.065-15	Accountant	C.F. (Alternate) Elected by controlling shareholder	By 05/13/2021	Yes	0%
No other positions or offices held at the Company
AMÓS DA SILVA CANCIO	08/30/1972	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 2nd term of office
991.201.867-20	Accountant	C.F. (Sitting Member) Elected by common shareholders	By 05/13/2021	No	100%
No other positions or offices held at the Company.
PEDRO ALBUQUERQUE ZAPPA	02/24/1983	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 1st term of office
099.788.317-03	Economist	C.F. (Alternate) Elected by common shareholders	By 05/13/2021	No	-

TATIANA MACEDO COSTA REGO TOURINHO	04/28/1978	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 4th term of office
951929135-00	Business Administrator	C.F. (Alternate) Elected by controlling shareholder	By 05/13/2021	Yes	0%
No other positions or offices held at the Company.
VIVIANA CARDOSO DE SA E FARIA	10/03/1973	Fiscal Council	04/13/2021	1 YEAR	The nomination is for the 1st term of office
026.921.737-16	Economist	C.F. (Alternate) Elected by common shareholders	By 05/13/2021	No	-
No other positions or offices held at the Company.

Professional experience / Declaration of possible adverse sentences / Independence Criteria

LAURA MANIERO GADELHO – 327.092.088-14

Ms. Laura Maniero Gadelho is being nominated as an alternate member of the Company’s Board of Directors by shareholder Novonor S.A. Ms. Laura Maniero Gadelho is currently a lawyer at the corporate department of Novonor S.A., which position she HAS occupied since 2016, having previously worked at Odebrecht Properties (Jan/2013 to Apr/2016) as a lawyer at the corporate and business departments, as senior lawyer at the litigation and arbitration department of law firm Lefosse Advogados and Linklaters, in São Paulo and New York (Oct/2007 to Jan/2013) and lawyer at the litigation and arbitration department of law firm Dourado Fialdini Penna Tilkian Advogados Associados (Nov/2005 to Oct/2007). Ms. Laura Maniero Gadelho has a Law degree from the University of São Paulo (USP), a LL.M. (Master of Laws) from the Law School of Columbia University, and has been a member of the International Commercial Arbitration Association and of the Latin American Association of Corporate Law.

Ms. Laura Maniero Gadelho does not occupy a position at any third sector organization. The Director states that she is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Ms. Laura Maniero Gadelho declares she is not a politically exposed person, pursuant to CVM Normative Ruling No. 617/19.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael Campos de Abreu is being appointed as full member of the Fiscal Council of the Company by shareholder Novonor S.A. Mr. Ismael Abreu acted as Officer of Kieppe Participações e Administração Ltda. from April 2011 to May 2017. Between 1995 and March 2011, he worked as a Controller of Novonor S.A., a company that indirectly holds interest higher than 5% of a same kind or class of securities of the Company. He was the head of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and a member of the Fiscal Council of several companies operating in the petrochemical segment. Mr. Abreu holds a degree in Accounting from Fundação Visconde de Cairú and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento.

Mr. Ismael Campos de Abreu does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 617/19.

GILBERTO BRAGA - 595.468.247-04

Mr. Gilberto Braga is being nominated to be a sitting member of the Company’s Fiscal Council by shareholder Novonor S.A. Mr. Braga is a corporate consultant in the financial, capital market, corporate, tax, expert and judicial expert assistance segments, in addition to working as a member of the fiscal council and audit committee of publicly-held companies and professional associations. He was a member of the Consulting Committee of Accounting Rules of Investment Funds of CVM, is a university professor of graduate courses in corporate governance at Fundação Dom Cabral, IBMEC, PUC and FGV, a commenter at Rádio CBN, FM 94 in RJ and a writer for newspaper O Dia. With a degree in Economics by UCAM Ipanema and Accounting by UGF, he has a graduate degree by IAG-PUC Rio in Financial Administration and a master’s degree in Administration (Finances and Capital Market) by IBMEC-Rio. Member of IBGC.

Mr. Gilberto Braga does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) any criminal conviction; (b) adverse decision against him in administrative proceedings of the CVM; and (c) any adverse decision made final and unappealable, at a judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity, save for the administrative sanctioning processes nº PT1201558576 and PT0901459167 before BACEN, which disqualified him to exercise management positions in the administration or management in institutions in the BACEN's inspection area for 4 years. The first was annulled by the 2nd Federal Court of Rio de Janeiro in Case No. 5015869-16.2018.4.02.5101, with a final and unappealable decision. The second administrative proceeding also had its disqualification decision annulled by the 16th Federal Court of Rio de Janeiro, according to the decision rendered in Case 0055707-51.2018.4.02.5101 pending judgment by the TRF of the 2nd Zone. Mr. Gilberto Braga declares that he is not a politically exposed person, under the terms of CVM Normative Instruction No. 617/19, and that he does not hold a position in a third sector organization.

MARCÍLIO JOSÉ RIBEIRO JÚNIOR – 020.822.297-93

Mr. Marcílio José Ribeiro Júnior is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Marcílio José Ribeiro Jr. is currently a Senior Accountant at Petróleo Brasileiro S.A. - PETROBRAS, having previously occupied other positions at the same company (since October 2, 2006). He is currently a Fiscal Councilor at METANOR – Metanol do Nordeste S.A. and Alternate Fiscal Councilor at IBIRITERMO S/A, having previously worked as Fiscal Councilor at Asfaltos S.A. He has also previously worked at Queiroz Galvão Óleo e Gás S/A, as a Controller; at Starfish Oil & Gas S.A., as Accounting Manager; at Gaspart Gás Participações Ltda. (currently MITSUI Gás do Brasil), as an Accountant; at ALTM S.A. Tecnologia e Serviços de Manutenção (Alstom Group), as Accounting Manager; at Terminal Garagem Menezes Côrtes S.A., as an Accountant; and at Erco Engenharia S.A., as an Accounting Analyst. He has a bachelor’s degree in Accounting Sciences from the Federal University of Rio de Janeiro (February/1993 – August/1997); an MBA in Economic and Financial Engineering from the Federal University of the State of Rio de Janeiro (September/2000 – November/2001); and an LL.M. in Corporate Law by IBMEC (March/2014 – February/2016).

Mr. Marcílio José Ribeiro Júnior does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 617/19.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Ivan Silva Duarte is being nominated as alternate Member of the Company’s Fiscal Council by shareholder Novonor S.A. Mr. Duarte is an alternate Member of the Company’s Fiscal Council by appointment from shareholder Novonor S.A. Mr. Duarte has served as director of Kieppe Participações e Administração LTDA since January 2016, which is a part of the same economic group as the issuer, and indirectly holds an interest greater than 5% of the share capital. Previously, Mr. Duarte acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. Between 2008 and 2015 Mr. Duarte was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Novonor Group, which operates in the Agricultural and Food and Drinks sectors. Mr. Duarte has a degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Fundação Getulio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA).

The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ivan Silva Duarte states that he is not a politically exposed person, under CVM Ruling 617/19, and does not hold a position in a third-sector organization.

AMÓS DA SILVA CANCIO – 991.201.867-20

Mr. Amós da Silva Cancio is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the Manager of Accounting and Tax Management of E&P Partnerships at Petrobras, having previously worked as General Accounting Manager of the Controlling Company, Subsidiaries and Consolidated Group of Petrobras and Planning and Accounting Instructions Manager. Mr. Amós Cancio is graduated in Accounting Sciences by Universidade Federal Fluminense [Federal University of the State of Rio de Janeiro] (UFF), and holds an MBA in Economic and Financial Engineering and Master’s degree in Production Engineering (emphasis in Corporate Strategy, Management and Finance) by the same institution, in addition to a Post-Graduate degree in Oil and Gas Exploitation and Production Business Management by Instituto Brasileiro de Petróleo e Gás (IBP) and professional certification as North-American Public Accountant (CPA).

Mr. Amós da Silva Cancio does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 617/19.

PEDRO ALBUQUERQUE ZAPPA – 099.788.317-03

Mr. Pedro Albuquerque Zappa is being nominated as alternate member of the Company’s Fiscal Council by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Pedro Albuquerque Zappa is currently a Segment Manager - Senior Economist at Petróleo Brasileiro S.A. - PETROBRAS, having previously occupied other positions at the same company (since July 3, 2006). He is currently the Vice-President (Directorio) at Petrobras Frade Inversiones (PFISA), Managing Director A at Petrobras Global Trading BV (PGT), Managing Director A at Petrobras Middle East BV (PEMID) and Fiscal Councilor at Petrocoque S.A. Indústria e Comércio – PETROCOQUE, having previously worked as Fiscal Councilor at Petrobras Negócios Eletrônicos S.A. and Deten Química S.A., in addition to Alternate Fiscal Councilor at Muricy – Energética Camaçari Muricy I, Guarani S.A., Companhia de Gás do Amapá – GASAP and Suzano Petroquímica. He has also worked at ITAU as an Analyst. He has a degree in Economic Sciences by UFRJ (2001 – 2005) and a master’s degree in Corporate Finance and Economy by FGV-RJ (2008 – 2010), having also undertaken training at IBGC (2009).”

Mr. Pedro Albuquerque Zappa does not occupy an administration position in any third sector organization. The Board Member hereby declares that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person.

TATIANA MACEDO COSTA REGO TOURINHO - 951.929.135-00

Ms. Tatiana Macedo Costa Rego is being appointed as alternate member of the Fiscal Council of the Company by shareholder Novonor S.A. Ms. Tatiana is currently responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Previously, Ms. Rego acted as Responsible Person for the Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Rego worked in the tax department of VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked at Arthur Andersen for 2 years. Ms. Rego holds a Public and Private Business Administration degree from the Universidade Federal da Bahia and an MBA in Management from IBMEC.

Ms. Tatiana Macêdo Costa Rêgo does not occupy an administration position in any third sector organization. The Director states that she is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. The director declares she is not a politically exposed person pursuant to CVM Normative Ruling No. 617/19.

VIVIANA CARDOSO DE SÁ E FARIA – 026.921.737-16

Ms. Viviana Cardoso de Sá e Faria is being nominated as alternate Member of the Company’s Fiscal Council by shareholder Petróleo Brasileiro S.A. – Petrobras. Ms. Viviana Cardoso de Sá e Faria is currently a Coordinator-Master Economist at Petróleo Brasileiro S.A. - Petrobras, having previously occupied other positions at the same company (since January 16, 2007). She has worked as Fiscal Councilor at Braskem S.A. and Petrocoque S.A. Indústria e Comércio – PETROCOQUE and as Alternate Fiscal Councilor at Petrobras Distribuidora S.A. and at Companhia de Gás do Estado de Mato Grosso do Sul - MS GÁS. She also previously worked at the Brazilian Association of Electricity Distributors (ABRADEE), as a Strategic Affairs Coordinator; at the Brazilian Center of Infrastructure (CBIE), as Head of the Energy Department; and at Banco Votorantim, as a Trainee in the Commercial Department (Companies and Pension Funds). She was a professor at Universidade Candido Mendes (UCAM), teaching courses Micro I and II (Economics) and Project Finance (Law) (August/2000 – December/2003) and Regulation Economy at MBP – Executive Graduate Degree in Oil and Natural Gas (January/2000 – December/2002). She has a degree in Economics by UFF - Universidade Federal Fluminense (August/1993 – December/1997); A master’s degree in Strategic and Environmental Planning, with emphasis on Power Savings, Economic Regulations and Project Finance by PPE/COPPE/UFRJ (March/1999 – February/2003); A graduate degree in Tax Management by the Law Institute: PUC-Rio (March/2009 – June/2010); and an extension course on “Comparative Tax Policy and Administration” by the Harvard Kennedy School (August/2014).

Ms. Viviana Cardoso de Sá e Faria does not occupy an administration position in any third sector organization. The Director states that she is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that she is not a politically exposed person.

12.7. Provide the information set out in item 12.5 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are not set forth in the bylaws

12.8. For each of the persons that worked as members of the ordinary committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not set up pursuant to the bylaws, inform, in a chart, the percentage of participation in the meetings held by the respective body in the same period, that have occurred after taking office

Not applicable, given that neither any of the candidates to the Fiscal Council, nor the candidate to the position of Alternate in the Board of Directors, occupy any position in the Company’s committees.

12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a)       Company Administrators.

There is no family relationship to be disclosed.

(b)       (i) Company’s Administrators; and (ii) administrators of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

(c)       (i) Company’s administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company

There is no family relationship to be disclosed.

(d) (i) Company’s administrators or administrators of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2020

Identification	CPF/ National Register of Legal Entities (CNPJ) No.	Type of relationship of Manager with the related person	Type of related person
Title/Position
LAURA MANIERO GADELHO Alternate Member of the Board of Directors	327.092.088-14	Subordination	Indirect Controller
Related Person
NOVONOR S.A. Ms. Campos is an attorney of Novonor S.A.	05.144.757/0001-72
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Subordination	Vendor
Related Person	33.000.167/0001-01
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Marcílio José Ribeiro is a financial advisor at PETROBRAS’s Finance department.
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Service Provision	Vendor
Related Person	16.234.171/0001-15
METANOR S.A. – METANOL DO NORDESTE Mr. Marcílio José Ribeiro is a sitting member of METANOR’s Fiscal Council.
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Service Provision	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Duarte was a Director of Kieppe Participações e Administração Ltda. - in Judicial Reorganization	04.215.837/0001-09
AMÓS DA SILVA CANCIO Sitting Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Vendor

PEDRO ALBUQUERQUE ZAPPA

Alternate Member of the Fiscal Council

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Pedro Albuquerque occupies a management position at PETROBRAS’s Finance department.

	099.788.317-03 33.000.167/0001-01	Subordination	Vendor
PEDRO ALBUQUERQUE ZAPPA Alternate Member of the Fiscal Council Related Person PETROCOQUE S.A. INDÚSTRIA E COMÉRCIO Mr. Pedro Alburquerque was a sitting member of the Fiscal Council of Petrocoque.	099.788.317-03 43.218.296/0001-24	Service Provision	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Ms. Faria occupies a coordination position at PETROBRAS’s tax department.	026.921.737-16 33.000.167/0001-01	Subordination	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETROCOQUE S.A. INDÚSTRIA E COMÉRCIO Ms. Faria is a sitting member of the Fiscal Council of PETROCOQUE.	026.921.737-16 43.218.296/0001-24	Service Provision	Vendor

2019

Identification	CPF/ National Register of Legal Entities (CNPJ) No.	Type of relationship of Manager with the related person	Type of related person
Title/Position
LAURA MANIERO GADELHO Alternate Member of the Board of Directors	327.092.088-14	Subordination	Indirect Controller
Related Person
NOVONOR S.A. Ms. Campos is an attorney of Novonor S.A.	05.144.757/0001-72
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Subordination	Vendor
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Marcílio José Ribeiro occupied a management position at PETROBRAS’s Finance department.	33.000.167/0001-01
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Service Provision	Vendor
Related Person	16.234.171/0001-15
METANOR S.A. – METANOL DO NORDESTE Mr. Marcílio José Ribeiro is a sitting member of METANOR’s Fiscal Council.
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Service Provision	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Duarte was a Director of Kieppe Participações e Administração Ltda. - in Judicial Reorganization	04.215.837/0001-09
AMÓS DA SILVA CANCIO Sitting Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Vendor

PEDRO ALBUQUERQUE ZAPPA

Alternate Member of the Fiscal Council

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Pedro Albuquerque occupies a management position at PETROBRAS’s Finance department.

	099.788.317-03 33.000.167/0001-01	Subordination	Vendor
PEDRO ALBUQUERQUE ZAPPA Alternate Member of the Fiscal Council Related Person PETROCOQUE S.A. INDÚSTRIA E COMÉRCIO Mr. Pedro Albuquerque was a sitting member of the Fiscal Council of Petrocoque.	099.788.317-03 43.218.296/0001-24	Subordination	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Ms. Faria occupies a coordination position at PETROBRAS’s tax department.	026.921.737-16 33.000.167/0001-01	Subordination	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETROCOQUE S.A. INDÚSTRIA E COMÉRCIO Ms. Faria is a sitting member of the Fiscal Council of PETROCOQUE.	026.921.737-16 43.218.296/0001-24	Service Provision	Vendor

2018

Identification	CPF/ National Register of Legal Entities (CNPJ) No.	Type of relationship of Manager with the related person	Type of related person
Title/Position
LAURA MANIERO GADELHO Alternate Member of the Board of Directors	327.092.088-14	Subordination	Indirect Controller
Related Person
NOVONOR S.A. Ms. Campos is an attorney of Novonor S.A.	05.144.757/0001-72
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Subordination	Vendor
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Marcílio José Ribeiro occupied a management position at PETROBRAS’s Finance department.	33.000.167/0001-01
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Sitting Member of the Fiscal Council	020.822.297-93	Service Provision	Vendor
Related Person	16.234.171/0001-15
METANOR S.A. – METANOL DO NORDESTE Mr. Marcílio José Ribeiro is a sitting member of METANOR’s Fiscal Council.
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Service Provision	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Duarte was a Director of Kieppe Participações e Administração Ltda. - in Judicial Reorganization	04.215.837/0001-09
AMÓS DA SILVA CANCIO Sitting Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Vendor

PEDRO ALBUQUERQUE ZAPPA

Alternate Member of the Fiscal Council

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Pedro Albuquerque occupies a management position at PETROBRAS’s Finance department.

	099.788.317-03 33.000.167/0001-01	Subordination	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Ms. Faria occupies a coordination position at PETROBRAS’s tax department.	026.921.737-16 33.000.167/0001-01	Subordination	Vendor
VIVIANA CARDOSO DE SÁ E FARIA Alternate Member of the Fiscal Council Related Person PETROCOQUE S.A. INDÚSTRIA E COMÉRCIO Ms. Faria is a sitting member of the Fiscal Council of PETROCOQUE.	026.921.737-16 43.218.296/0001-24	Service Provision	Vendor

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 STATE ENROLLMENT 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

Proposal for the compensation of administrators, pursuant to article 12, item I, of CVM Ruling 481

1.	Proposal for the Compensation of Managers for 2021

Pursuant to the Compensation Policy approved by the Board of Directors, the proposal of global compensation to the Company’s administrators is based on the items below, with items (ii) and (iii) being applicable only to the Management Appointed by the Bylaws:

(i)               The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)             The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii)            The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2021 Annual Program.

The annual amount proposed for the 2021 fiscal year as global compensation (Officers appointed by the bylaws and members of the Company’s Board of Directors), plus benefits, is R$ 72,478,883.96 (seventy-two million, four hundred and seventy-eight thousand , eight hundred and eighty-three, and ninety-six cents) net of social charges for which the employer is responsible, against the gross amount of R$ 83,039,380.15 (eighty-three million, thirty-nine thousand, three hundred and eighty reais and fifteen cents) approved at the ordinary and extraordinary general meeting of the fiscal year 2020 - an amount that corresponds to the net of social charges for which the employer is responsible of R$ 69,383,327.96 (sixty-nine million, three hundred and eighty-three thousand, three hundred and twenty-seven reais and ninety-six cents).

Under the terms of the Circular Letter CVM/SEP/No. 1/2021, the employer's social security charges are not covered by the concept of “benefit of any nature” referred to in article 152 of Law No. 6,404 / 76, not being included in the amounts of global or individual remuneration subject to approval by the general meeting.

The annual proposal is based on the alignment with the strategy of compensation for the Board of Directors and Management Appointed by the Bylaws, with market references.

Summary of the main variations of the amounts of the 2021 and 2020 proposals

Officers 7 Officers appointed by the bylaws	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2021	2020
Monthly and Short-Term Fees (ICP)	58.773	56,041
Long-Term Fees (ILP)	12.600	12,239[6]
Benefits	1.106	1,103
Charges	58.773	13,656
Gross Amount	-	83,039
Net Amount	72.479	69.383

6 Only the Officers appointed by the bylaws receive a compensation based on the Company’s Long-Term Incentive Program

Fiscal Council 5 members of the board and 5 alternates[7]
(BRL in thousands)
Discrimination	2021	2020
Fees	1,021	977
Charges	-	195
Gross Amount	-	1,172
Net Amount	1,021	977

2.	Amounts effectively realized in 2020 versus proposed amounts in 2020*

Officers 7 Officers appointed by the bylaws	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2020 Proposal	2020 Realized
Total	83,039	64,218

Fiscal Council 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2020 Proposal	2020 Realized
Total	1,172	1,112

(*) The amounts indicated in this item 2 (Values effectively realized in 2020 versus values proposed in 2020) above refer to gross values, with social charges at the employer's expense.

7 The alternate member of the Fiscal Council do not receive compensation for the discharge of their duties.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 STATE ENROLLMENT 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

Proposal for the compensation of administrators, pursuant to information contained in item 13 of the Reference Form, on the terms of article 12, item II, of CVM Ruling 481

13.       Compensation of the Administrators

13.1.       Describe the policy or practice adopted for compensation of the board of directors, officers appointed by the bylaws and other officers, fiscal council, committees provided for in the bylaws and audit, risk, financial and compensation committees, addressing the following aspects:

(a)        objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found:

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its administrators based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders’ interests with those of the Officers appointed by the bylaws in obtaining and exceeding the short- and long-term results.

(b)       composition of the compensation

(i)       description of the compensation elements and their respective objectives

Board of Directors

The sitting members of the Board of Directors are compensated in a competitive manner and with fixed fees (monthly remuneration) according to annual market surveys. There is no variable compensation (short- and long-term) and benefits for occupying the position of member of the Board of Directors, except a possible compensation that they may receive due to participation in Committees, which is also fixed (monthly). Such practice is assessed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Officers Appointed by the Bylaws and other Officers

The members of the officers appointed by the bylaws and other officers have a competitive compensation strategy, formed by the monthly compensation, short- and long-term incentives and benefits. The entire compensation positioning takes into account the yearly reference market in all locations where Braskem is present and compares it with companies of similar sizes.

The benefits offered by the Company to all members are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

The compensation of the Officers Appointed by the Bylaws is analyzed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Fiscal Council

The sitting members of the Fiscal Council are compensated by monthly fixed fees, as per a market research, complying with the floor set in paragraph 3 of article 162 of the Brazilian Corporations Law.

There is no variable compensation (short and long term) and benefits to this group.

Committees

Currently, the Company has 1 permanent committee provided for in the bylaws, the Compliance Committee, formed by at least 3 independent members of the Board of Directors, appointed by the Board itself, and 3 Committees supporting the Board of Directors (all of which are not provided for in the bylaws), namely: (i) Finance and Investment Committee; (ii) Personnel and Organization Committee; and (iii) Strategy & Communication Committee. The Company differentiates the monthly fees of the coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee. This strategy is aligned with market practice.

(ii)       in relation to the last three financial years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each management body of the Company regarding the last three financial years is below:

	% in relation to the total compensation - 2020
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	27,8%	69,3%	2,9%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2019
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	30.1%	67.6%	2.3%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2018
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	32.5%	64.5%	3%	100%
Fiscal Council	100%	0%	0%	100%

(iii)       methodology of calculation and adjustment of each of the compensation elements

Board of Directors

The strategy of compensation of the sitting members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size and with good governance practices. The compensation is competitively positioned for the Director and consists of fixed monthly fees. Based on the evolution of Braskem’s Governance, the strategy seeks to compensate the Board in a competitive manner in relation to the reference market.

Committees

The members of the Board of Directors who are part of the Company's Committees receive an additional monthly and fixed compensation for acting in and/or leading one of these Committees. The Company differentiates the monthly fees of the Coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison performed every year.

Officers Appointed by the Bylaws and other Officers

The total compensation amounts paid by the Company to the members of the Officers appointed by the bylaws and other officers are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and possibly evaluate the need for making adjustments to some components of the compensation.

In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed.

In the variable compensation, the short-term incentive is proposed according to the goals of each member, and Braskem’s operating and economic performance is assessed. In the short-term incentive (ILP), the Board of Directors assesses and approves the list of eligible individuals, as well as the number of shares to be given (matching), according to specific criteria.

The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved.

The Company offers the same benefits package to all of its members, including Officers who are appointed by the bylaws or not.

Fiscal Council

The monthly compensation of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporation Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be in a competitive position within the market.

(iv)       reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

Officers Appointed by the Bylaws and other Officers

The composition of the compensation of the Company's Officers appointed or not by the bylaws aims to attract and retain the best professionals, based on the market’s practices regarding fixed, variable compensation and the benefits package for each position. The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporation Law regarding the minimum legal compensation.

(v)       members not compensated

Alternate members of the Board of Directors do not receive monthly fixed fees. However, if they participate as Members of the Committees of the Board of Directors, they are compensated therefor, as described in item 13.1.

(c)       main performance indicators taken into account upon determination of each compensation element

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. This group is not eligible for variable compensation.

Officers Appointed by the Bylaws and other Officers

The classification of the monthly compensation of each Officer appointed by the bylaws and other officers of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the achievement of individual goals connected to the challenges of their action program in the year and to the operational and economic performance of the Company within the period in question, considering the EBITDA.

The Long-Term variable compensation is connected tot he fulfillment of the conditions described in item 13.4.

Fiscal Council

The fixed monthly compensation of the Fiscal Council is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. This group is not eligible for variable compensation. However, it is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporation Law is observed.

Committees

The fixed monthly compensation for the Committee coordinators and members is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. This group is not eligible for variable compensation.

(d)       how the compensation is structured in order to reflect the evolution of the performance indicators

Board of Directors

Not applicable, given that the members of the Board of Directors are not eligible for variable compensation.

Officers Appointed by the Bylaws and other Officers

The short-term variable compensation is directly related to the individual performance of our officers and of the Company and to the achievement of the goals set for a given period. In the long-term, however, they are linked to the performance of the Company’s share

Fiscal Council

Not applicable, given that the members of the Company’s Fiscal Council are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)       how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The compensation strategy is pegged to factors and premises that make it more: (i) equitable (compensate proportionally, according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short-, medium- and long-term goals are achieved, more results are generated for the Company, increasing its value. In turn, it distributes such results in the form of short- and long-term variable remuneration. This cycle causes the Company to grow and develop to seek its perpetuity.

(f)       existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g)       existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no compensation elements associated to the occurrence of corporate events.

(h) practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the executive board, indicating: (i) the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate; (ii) criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies; (iii) how often and in which manner the board of directors evaluates the adequacy of the compensation policy of the issuer;

(i) The proposals for Global Compensation of the Administrators and the Fiscal Council are based on market studies, as previously mentioned, and are submitted to analysis by the Personnel and Organization Committee (“CPO”) of the Board of Directors prior to the submission to approval at an Annual General Meeting (“AGO”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of the Board of Directors. (ii) The proposal for individualization of the Compensation of the Administrators is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Officers appointed by the bylaws. (iii) The frequency of the studies for updating and comparing the market occurs on an annual basis.

13.2 – Total compensation of the board of directors, officers appointed by the bylaws and fiscal council

Total compensation estimated for the current Fiscal Year ending on 01/01/2021 - Annual Amounts
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11	7	5	23
Number of paid members**	11	7	5	23
Fixed annual compensation
Salary or Pro labore	9.847.200,00	12.914.912,08	972.000,00	23.734.112,08
Direct and indirect benefits	N/A	352.202,80	N/A	352.202,80
Participation in committees	4.656.000,00	N/A	N/A	4.656.000,00
Others	2.104.851,60	3.000.000,00	48.637,80	5.153.489,40
Description of other fixed compensations	Contingent amount	Contingent amount	Contingent amount
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	26.250.000,00	N/A	26.250.000,00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	N/A	753.717,48	N/A	753.717,48
Cessation of position	N/A		N/A
Based on shares, including options	N/A	12.600.000,00	N/A	12.600.000,00
Note	N/A	N/A	N/A	-
Total compensation	16.608.051,60	55.870.832,36	1.020.637,80	73.499.521,76

(1) The total amount of remuneration for the years 2018, 2019 and 2020 reflects the amount of the net remuneration of the employer's social security charges under the terms of Circular Letter CVM/SEP/No. 1/2021.

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	10.00	6.83	5.00	21.83
Fixed annual compensation
Salary or Pro labore	8.560.000,00	11.954.724,50	927.040,00	21.441.764,50
Direct and indirect benefits	N/A	683.484,13	N/A	683.484,13
Participation in committees	1.971.334,01	N/A	N/A	1.971.334,01
Others	N/A	N/A	N/A	N/A
Description of other fixed compensations
Variable compensation
Bonus	N/A	0,00	N/A	0,00
Profit sharing	N/A	24.220.822,32	N/A	24.220.822,32
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	N/A	580.526,85	N/A	580.526,85
Cessation of position	N/A	N/A	N/A	N/A
Based on shares, including options	N/A	7.007.992,82	N/A	7.007.992,82
Note	-	-	-	-
Total compensation	10.531.334,01	44.447.550,62	927.040,00	55.905.924,63

(1) The total amount of remuneration for the years 2018, 2019 and 2020 reflects the amount of the net remuneration of the employer's social security charges under the terms of Circular Letter CVM/SEP/No. 1/2021.

Total compensation for the Fiscal Year ended on December 31, 2019 - Annual Amounts
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or Pro labore	8,907,500.0	12,066,746.97	902,700.00	21,876,946.97
Direct and indirect benefits	N/A	273,508.20	N/A	273,508.20
Participation in committees	2,459,366.65	N/A	N/A	2,459,366.65
Others	N/A	N/A	N/A	N/A
Description of other fixed compensations	N/A	N/A	N/A	N/A
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	15.669.842,36	N/A	15.669.842,36
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	N/A	823.816,84	N/A	823.816,84
Cessation of position	N/A	N/A	N/A	0,00
Based on shares, including options	N/A	11.177.962,72	N/A	11.177.962,72
Note	-	-	-	-
Total net compensation	11.366.866,65	40.011.877,09	902.700,00	52.281.443,74

(1) The total amount of remuneration for the years 2018, 2019 and 2020 reflects the amount of the net remuneration of the employer's social security charges under the terms of Circular Letter CVM/SEP/No. 1/2021.

Total compensation for the Fiscal Year ended on December 31, 2018 - Annual Amounts
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or Pro labore	7,061,072.40	10,773,526.65	844,000.00	18,678,599.05
Direct and indirect benefits	N/A	250,127.05	N/A	250,127.05
Participation in committees	3,301,583.33	N/A	N/A	3,301,583.33
Others	N/A	N/A	N/A	N/A
Description of other fixed compensations	-	-	-	-
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	18,962,786.00	N/A	18,962,786.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	0.00	N/A	N/A
Others	N/A	N/A	N/A	N/A
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	N/A	747,253.08	N/A	747,253.08
Cessation of position	N/A	0.00	N/A	N/A
Based on shares, including options (1)	N/A	2.981.223,75	N/A	2.981.223,75
Note	N/A	N/A	N/A	N/A
Total compensation	10.362.655,73	33.714.916,53	844.000,00	44.921.572,26
(1)	Related to the 2018 Annual Long-Term Incentive Program, with award estimated only for 3 years (2021), as per item 13.4.
(2)	The total amount of remuneration for the years 2018, 2019 and 2020 reflects the amount of the net remuneration of the employer's social security charges under the terms of Circular Letter CVM/SEP/No. 1/2021.

*Note: The total number of members of the Board of Directors, of the Officers Appointed by the Bylaws and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

13.3 – Variable compensation of the board of directors, officers appointed by the bylaws and fiscal council

Variable compensation - Fiscal Year ending on 12/31/2021
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11	7	5	23
Number of paid members**	11	7	5	23
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	26.250.000,00 (*)	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	21.000.000,00	N/A	21.000.000,00
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A

(*) Payments above this reference value depend on the judgment of the Board of Directors.

Variable compensation - Fiscal Year ending on 12/31/2020
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	6.83	0.00	6.83
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25.498.521,00	N/A	25,498,521.00
Amount set forth in the compensation plan – achieved targets	N/A	20.398.817,00	N/A	20,398,817.00
Amount actually recognized in the results of the financial year	N/A	23,620,822.32	N/A	23,620,822.32

Variable compensation - Financial Year ending on 12/31/2019
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,404,466.83	N/A	25,404,466.83
Amount set forth in the compensation plan – achieved targets	N/A	20,323,573.46	N/A	20,323,573.46
Amount actually recognized in the results of the financial year	N/A	15,669,842.36	N/A	15,669,842.36

Variable compensation - Financial Year ending on 12/31/2018
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	24,206,250.00	N/A	24,206,250.00
Amount set forth in the compensation plan – achieved targets	N/A	19,365,000.00	N/A	19,365,000.00
Amount actually recognized in the results of the financial year	N/A	18,962,786.00	N/A	18,962,786.00

*Note: The total number of members of the Board of Directors, of the Officers Appointed by the Bylaws and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing.

13.4 – Equity-based compensation plan of the board of directors and officers appointed by the bylaws

Board of Directors

The Company does not have an equity-based compensation plan for the members of the Board of Directors.

Officers Appointed by the Bylaws

The Company’s Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018, encompassing, among other members, the Officers appointed by the bylaws. The Restricted Stock Option Plan can be found at CVM’s website (www.cvm.gov.br).

(a)       general terms and conditions

Those individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be nominated to participate in Braskem S.A’s Restricted Share Award Plan (“Plan”). The Board of Directors shall define, among said members, those who may participate in each annual restricted share award program (respectively, “Eligible Persons” and “Program”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program by signing the respective Award Agreement, henceforth being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The goal of the Plan is to award two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Own Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Own Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Cooling-Off Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Cooling-Off Period.

(b)       main objectives of the plan

The Plan’s objective is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c)       how the plan contributes to such objectives

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycles.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d)       how the plan is inserted in the issuer’s compensation policy

The Plan is one of the components of the compensation package.

One of the concepts defined in the Company’s compensation policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, with the sharing of part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable and acting as a strong component in the retention of the Participants.

(e)       how the plan aligns the interests of the administrators and the issuer on the short-, medium- and long-terms

The implementation of the Plan is a way to ensure the convergence of interest between members and shareholders for the creation of value on the short-, medium- and long- terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The Waiting Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f)       maximum number of shares covered

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on this date, corresponds to eleven million nine hundred and fifty-eight thousand two hundred seventy-eight (11,958,278) shares of a total of seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares.

(g)       maximum number of options to be granted

Not applicable, since share options shall not be awarded as a result of the Plan.

(h)       conditions to acquire shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Cooling-Off Period.

i)       criteria for setting the price of acquisition or exercise

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j)       criteria to establish the term of exercise

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

k)       form of liquidation

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l)       restrictions on the transfer of shares

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted as of the execution of the Grant Agreement, and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Own Shares since their acquisition until the end of the Waiting Period.

(m)       criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

(n)       effects of the withdrawal of the administrator of the bodies of the issuer over the rights thereof set forth in the equity-based compensation plan

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

13.5 - Equity-based compensation of the board of directors and bylaws executive office

The Company does not have an equity-based compensation plan for members of the Board of Directors. In relation to the Management Appointed by the Bylaws, it has a share-based compensation plan approved at the Extraordinary General Meeting held on April 21, 2018, the respective Programs of which were approved by the Board of Directors at meetings held on March 28, 2018, March 13, 2019 and March 19, 2020.

Since the Company does not have a stock option plan (but a restricted share plan), the information on the weighted average price of the year does not apply.

	Board of Directors	Officers Appointed by the Bylaws
Total number of members	11	7
No. of compensated members	0	6.83
Average weighted price of exercise:	N/A	N/A
(a) Outstanding shares at the beginning of the fiscal year	N/A	N/A
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	N/A

13.6 - Information on the outstanding options held by the board of directors and the bylaws executive office

Not applicable, considering that there was not and there is not up to this date any outstanding option held by Company’s Bylaws Executive Office at the end of the last financial year. With respect to the Board of Directors, it should be clarified that there was not in the last financial year (and there is not in the current financial year) an equity-based compensation plan for its members.

13.7 - Options exercised and shares delivered with respect to the equity-based compensation of the board of directors and bylaws executive office

There were no options exercised nor shares delivered in relation to the share-based compensation to the Board of Directors.

The Company's Officers appointed by the bylaws do not receive Options, as there is no plan contemplating this granting model. For the Restricted Share Award Plan, the transfer of the custody of the Company’s class A preferred shares refers to the Officers appointed by the bylaws who were removed from the Company during the respective years, since they were entitled to the proportional receipt for the period worked.

Restricted Shares of the fiscal year ending on 12/31/2018

A – Body	Officers appointed by the bylaws
B - No. of members	7	Total

C - Total Restricted Shares of the Program (D+E+F)	2018 Award	Total
C i - Number	209,333	209,333

D - Restricted Shares not yet vested	2018 Award	Total
D i - Number	209,333	209,333
D ii - Date when they will vest	April 2021	April 2021

E - Transferred Restricted Shares	2018 Award	Total
E i - Number	0	0

F - Expired Restricted Shares	2018 Award	Total
F i - Number	0	0

Restricted Shares of the fiscal year ending on 12/31/2019
A – Body		Officers appointed by the bylaws
B - No. of members		7	7	Total

C - Total Restricted Shares of the Program (D+E+F)		2018 Award	2019 Award	Total
C i - Number		209,333	157,353	366,686

D - Restricted Shares not yet vested		2018 Award	2019 Award	Total
D i - Number		180,032	141,673	321,705
D ii - Date when they will vest		April 2021	March 2022	March 2022

E - Transferred Restricted Shares		2018 Award	2019 Award	Total
E i - Number		10,378	874	11,252

F - Expired Restricted Shares		2018 Award	2019 Award	Total
F i - Number		18,923	14,806	33,729

Restricted Shares of the fiscal year ending on 12/31/2020
A – Body		Officers appointed by the bylaws
B - No. of members	7	7	7	Total

C - Total Restricted Shares of the Program (D+E+F)	2018 Award	2019 Award	2020 Award	Total
C i - Number	209,333	157,353	372,161	738,847

D - Restricted Shares not yet vested	2018 Award	2019 Award	2020 Award	Total
D i - Number	180,032	141,673	343,686	665,391
D ii - Date when they will vest	April 2021	March 2022	April 2023

E - Transferred Restricted Shares	2018 Award	2019 Award	2020 Award	Total
E i - Number	10,378	874	2,373	13,625

F - Expired Restricted Shares	2018 Award	2019 Award	2020 Award	Total
F i - Number	18,923	14,806	26,102	59,831

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the share and option value

Not applicable.

13.9 - Information on the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units (quotas) issued by the issuer, its direct or indirect controlling persons, controlled entities or companies under common control, by members of the board of directors, officers appointed by the bylaws or fiscal council:

On 12/31/2020*
		Board of Directors	Executive Office Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	722	0	0	722
	Preferred Shares – Class A	0	201,065	1,100	202,165
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

*The shareholding positions of Officers who also occupy positions at the Company’s Board of Directors have been recorded only in the “Executive Office” column, in line with the reporting done for purposes of article 11 of CVM Ruling No. 358.

On 12/31/2019
		Board of Directors	Executive Office Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	0	83,518	0	83,518
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

On 12/31/2018
		Board of Directors	Executive Office Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	1,000	1,000
	Preferred Shares – Class A	11,726	84,242	2,000	97,968
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

(*)The table above shows only direct and indirect controlling shareholders of the Company in which the members of the Board of Directors and members of the Fiscal Council are now appointed for election at the Annual General Meeting for the financial year ended on December 31, 2019, as well as our Officers appointed by the bylaws who are in office, hold a stake. To see the direct and indirect share control of the Company, please refer to items 15.1 and 15.2 of the Company’s Reference Form available in the IPE System.

13.10 – Information on the social security plans granted to the members of the board of directors and the Officers appointed by the bylaws

[We present below the information on the Company’s social security plan effective in the last financial year:]

	Board of Directors (Sitting Members)	Officers Appointed by the Bylaws
Total number of members	11	7
Number of paid members*	0	7
Name of the plan	N/A	Vexty
Number of managers who qualify for retirement	N/A	7
Conditions for early retirement	N/A	There is no possibility of early retirement
Updated accrued amount of the contributions accumulated in the social security plan until the end of the last financial year, less the portion related to the contributions directly made by the managers (in BRL)	N/A	6,061,768.31
Total accrued amount of the contributions made during the last financial year, less the portion related to the contributions directly made by the managers (in BRL)	N/A	580,526.85
Possibility and conditions for early redemption.	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's social security plan.

13.11 – Maximum, minimum and average individual compensation of the board of directors, officers appointed by the bylaws and fiscal council

	Officers Appointed by the Bylaws			Board of Directors			Fiscal Council
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
No. of members	7	7	7	11	11	11	5	5	5
No. of compensated members	6,83	7	7	10	11	11	5	5	5
Highest compensation amount (Reais)	14.542.407,11	15.959.211,68	12.055.684,75	2.100.000,00	2.337.433,33	2.270.000,00	186.000,00	183.600,00	168.800
Lowest compensation amount (Reais)	5.714.741,63	3.815.050,79	1.768.532,76	660.000,00	686.333,33	660.000,00	183.600,00	183.600,00	168.800
Average compensation amount (Reais)	6.504.519,60	5.715.982,44	4.816.416,65	1.053.133,40	1.033.351,51	942.059,61	185.408,00	180.540,00	168.800,00

Officers Appointed by the Bylaws
12/31/2020

The amounts informed in the table above do not take the social charges into account.

The lowest annual individual compensation was calculated with the exclusion of 2 members who occupied the position for less than 12 months

12/31/2019

The amounts informed in the table above do not take the social charges into account.

In 2019, the lowest compensation was calculated with the exclusion of 4 member who occupied the position for less than 12 months.

The highest individual compensation of the Management Appointed by the Bylaws includes a non-recurring event pertaining to the recognition of a right connected to Programs arising from the Company’s Long-Term Incentive Plan. The amount with charges already recognized totals BRL 9,388 thousand.

12/31/2018

The amounts informed in the table above do not take the social charges into account.

In 2018, the highest and lowest compensation was calculated with the exclusion of 1 member who exercised the position for less than 12 months.

Board of Directors
12/31/2020

The amounts informed in the table above do not take the social charges into account.

The lowest annual individual compensation was calculated with the exclusion of 7 members who occupied the position for less than 12 months.

12/31/2019

The amounts informed in the table above do not take the social charges into account.

The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above do not take the social charges into account.

The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.

Fiscal Council
12/31/2020	The amounts informed in the table above do not take the social charges into account. In 2020, the amounts of fees were adjusted and that affected the numbers stated as lowest and highest amounts.
12/31/2019

The amounts informed in the table above do not take the social charges into account.

The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above do not take the social charges into account.

The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.

13.12 – Compensation or indemnification mechanisms for the managers in the event of dismissal from office or retirement

The Company does not have compensation or indemnification mechanisms in case of dismissal of the position or retirement, with the exception of right related to the Long-Term Incentive Program applicable only to officers and other members that may eligible, as described in item 13.4 of the Reference Form.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Tokyo Marine Seguradora, with coverage valid until September 18, 2021. The policy has a worldwide coverage, and the policy net premium in force was USD 5,639 thousand.

Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct).

In addition to the D&O Insurance described above, the Company is authorized to enter into an indemnity commitment with its former administrators, under the terms of the Administrators and Members Indemnity Policy, approved by the Board of Directors on 11/08/2017 and updated as certain provisions of CVM Opinion No. 38 on February 14, 2019, March 18, 2019, October 21, 2019 and December 12, 2019 (“Indemnity Policy”) which is available on the Company's website (www.braskem-ri.com.br) and on CVM’s website (www.cvm.gov.br). For additional information see item 12.11 of the Reference Form.

13.13 – Percentage of the total compensation held by managers and members of the fiscal council who are parties related to the controlling shareholders

Financial year ended on	Board of Directors	Fiscal Council	Officers Appointed by the Bylaws
2020	8.46%	0.00%	0.00%
2019	10.64%	0.00%	0.00%
2018	8.60%	0.00%	0.00%

13.14 – Compensation of managers and members of the fiscal council, grouped by body, received for any reason other than the position occupied

In the last three fiscal years, no amounts have been recognized within the Company's results as compensation of managers and members of the Fiscal Council received for any reason other than the position they occupy in the Company.

13.15 – Compensation of managers and members of the fiscal council recognized in the profits of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three fiscal years no compensation of the managers and members of the Fiscal Council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal Year ended on 12/31/2020).

	Board of Directors	Total
Total number of members	4	4
No. of compensated members	3.33	3.33
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	402,000	402,000
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	402,000	402,000

Total compensation for the Fiscal Year ended on December 31, 2019 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2019).

	Board of Directors	Total
Total number of members	4	4
No. of compensated members	4	4
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	443,000	443,000
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	443,000	443,000

Total compensation for the Fiscal Year ended on December 31, 2018 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2018)

	Board of Directors	Total
Total number of members	2	2
No. of compensated members	2	2
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	232,000.00	232,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	232,000.00	232,000.00

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 STATE ENROLLMENT 29300006939

A Publicly-Held Company

EXHIBIT V

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

Report of amendments to the Company’s Bylaws, detailing the origin and justification of the proposed amendments, their legal and economic effects, pursuant to article 11, item II, of CVM Ruling 481, in the form of a spreadsheet

Current Wording	Proposed Wording	Rationale of the Proposed Wording

Article 1

BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 1

BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão(“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Adequacy to the new social denomination of the stock exchange, B3 S.A. – Brasil, Bolsa, Balcão.

Article 17 The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:	Article 17 The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:	Unchanged wording.
(xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;	(xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;	Adjustment to the cross-reference made to article 26 with the aim of adding a new item 'xx' to the device, which caused the renumbering of all subsequent items.
Article 26 The Board of Directors is responsible for:	Article 26 The Board of Directors is responsible for:	Unchanged wording.
N/A	(xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”;

Until October 2018, the Bylaws established the competence of the Board of Directors to decide on contracts with related parties in certain amounts “except those for the supply of raw materials”.

On 10/16/2018, Braskem's EGM approved the amendment to article 26, item “xviii” of its Bylaws to exclude the existing exception to raw material contracts. As a consequence, raw material contracts are no longer subject to specific rules in the Company's Bylaws.

In this sense, it is proposed to include item “xx” to article 26 of the Bylaws, in order to create a specific rule to regulate the competence of the Board of Directors to approve the acquisition of raw materials, including in order to facilitate the operation Braskem's daily routine, which requires agility in decision-making for the acquisition of raw materials due to windows of opportunity and specific negotiation dynamics.

(xxiv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;	(xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;;	Wording adjustment.
N/A

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Inclusion of a rule for converting amounts into dollars, in view of the inclusion of art. 26, item (xx), which provides for a dollar limit to regulate the competence of the Board of Directors to approve the acquisition of raw materials.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 STATE ENROLLMENT 29300006939

A Publicly-Held Company

EXHIBIT VI

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 13, 2021

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão(“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

.

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, forty and nine thousand six hundred and seventy-two (345,049,672) class “A” preferred shares; and five hundred thousand, two hundred and thirty (500,230) class “B” preferred shares

.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii)	creation of classes of preferred shares more favorable than the existing classes;
(iii)	conversion of preferred shares into common shares of the Company;
(iv)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v)	amendment to the Company’s bylaws;
(vi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii)	increase or reduction in the number of members in the Company’s Board of Directors;
(ix)	ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;
(xi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;
(xii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;
(xiii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;
(xiv)	election and substitution of members of the Board of Directors and Fiscal Council; and
(xv)	determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Paragraph 1 – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Paragraph 2 – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Paragraph 3 – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;
(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);
(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;
(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;
(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;
(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;
(vii)	approving the criteria for the employee participation in the profit sharing program;
(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;
(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;
(x)	appointing and replacing the independent auditors of the Company and its controlled companies;
(xi)	calling the Annual and Extraordinary General Meeting(s);
(xii)	submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;
(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company’s Business Plan;
(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;
(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;
(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;
(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R $ 20,000 .000.00 (twenty million reais) per operation or higher, together, to R $ 60,000,000.00 (sixty million reais) per fiscal year;
(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;
(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”
(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;
(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);
(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;
(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;
(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;
(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;
(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;
(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws; and
(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

COMPLIANCE

Article 29 – The Company will have a permanent Compliance Committee, composed of at least three (3) independent members of the Company's Board of Directors, indicated by the Board itself, in accordance with the Internal Rules of the Committee

Article 30 – The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance Committee and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VIII

EXECUTIVE BOARD

Article 31 – The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 32 - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 34 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 33 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 36 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article 37 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 42 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 45 - The financial year begins on January 1 and ends on December 31 of each year.

Article 46 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 47 - The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 48 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

GENERAL CONSIDERATIONS

Article 49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004

Amendment on 03/31/2005 - Article 4 – Reverse Shares Split

Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden

Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno

Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530

Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)

Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust

Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ

Amendment on 12/22/2008 - Article 4 - Cancellation of Shares

Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo

Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital

Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica

Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.